SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. –

Petrobras

Quarterly Information – ITR

On March 31, 2013 and report on review of

             Quarterly information

(A free translation of the original in Portuguese)

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras
Index
Company Data
Share Capital Composition	1
Cash Dividends	2

Individual Interim Accounting Information
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	5
Statement of Income	7
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2013 to 03/31/2013	10
Statements of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012	11
Interim information of Added Value	12

Consolidated Interim Accounting Information
Statement of Financial Position - Assets	13
Statement of Financial Position - Liabilities	15
Statement of Income	17
Statement of Comprehensive Income	18
Statement of Cash Flows	19
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2013 to 03/31/2013	20
Statements of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012	21
Interim information of Added Value	22
Notes to the interim financial statements	23
Reports and Statements
Special Review Report – Unqualified Review Opinion	70

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Company Data / Share Capital Composition

Number of Shares	Current Quarter
(Thousand)	03/31/2013
From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

						Dividends
						Per Share
Event	Approval Date	Type	Payment Begin	Type of Shares	Class of Shares	(Reais / Share)
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Common		0.20000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Preferred		0.20000
Board of Directors Meeting	02/04/2013	Interest on Shareholders' equity	05/29/2013	Preferred		0.76000
Board of Directors Meeting	02/04/2013	Interest on Shareholders' equity	05/29/2013	Common		0.27000

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Financial Position – Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
1	Total Assets	582,933,120	570,023,333
1.01	Current Assets	93,799,908	96,202,374
1.01.01	Cash and Cash Equivalents	13,150,951	17,392,885
1.01.01.01	Cash and Banks	7,155	66,314
1.01.01.02	Short Term Investments	13,143,796	17,326,571
1.01.02	Short Term Investments	22,349,671	23,378,584
1.01.02.01	Financial Investments at Fair Value	19,289,221	21,008,780
1.01.02.01.01	Trading Securities	19,027,092	20,887,809
1.01.02.01.02	Available-for-Sale Securities	262,129	120,971
1.01.02.02	Financial Investments Valued at Amortized Cost	3,060,450	2,369,804
1.01.02.02.01	Held-to-Maturity Securities	3,060,450	2,369,804
1.01.03	Trade and Other Receivables	19,256,576	17,374,174
1.01.03.01	Trade Receivables, net	16,080,725	14,061,772
1.01.03.01.01	Third Parties	5,561,199	5,233,450
1.01.03.01.02	Credit with Related Parties	10,931,912	9,240,784
1.01.03.01.03	Provision for Impairment of Trade Receivables	(412,386)	(412,462)
1.01.03.02	Other Receivables	3,175,851	3,312,402
1.01.04	Inventories	26,421,508	24,907,658
1.01.06	Recoverable Taxes	8,153,639	8,836,151
1.01.06.01	Current Recoverable Taxes	8,153,639	8,836,151
1.01.07	Prepaid Expenses	1,862,543	1,465,996
1.01.08	Other Current Assets	2,605,020	2,846,926
1.01.08.03	Others	2,605,020	2,846,926
1.01.08.03.01	Advances to Suppliers	1,504,443	1,681,612
1.01.08.03.03	Others	1,100,577	1,165,314
1.02	Non-Current Assets	489,133,212	473,820,959
1.02.01	Long-Term Receivables	41,209,573	38,824,221
1.02.01.01	Financial Investments at Fair Value	60,445	69,727
1.02.01.01.02	Available-for-Sale Securities	60,445	69,727
1.02.01.02	Financial Investments Valued at Amortized Cost	221,495	218,354
1.02.01.02.01	Held-to-Maturity Securities	221,495	218,354
1.02.01.03	Trade and Other Receivables	49,875	63,739
1.02.01.03.02	Other Receivables	49,875	63,739
1.02.01.04	Inventories	77,733	72,953
1.02.01.06	Deferred Taxes	20,387,603	19,967,412
1.02.01.06.01	Deferred Income Tax and Social Contribution	12,874,360	12,518,827
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,724,567	1,704,297
1.02.01.06.03	Deferred PIS/COFINS	5,788,676	5,744,288
1.02.01.07	Prepaid Expenses	2,387,007	2,336,240
1.02.01.08	Credit with Related Parties	10,328,601	8,582,348
1.02.01.08.01	Credit with Associates	4,333	4,380
1.02.01.08.02	Credit with Subsidiaries	8,394,173	6,580,510
1.02.01.08.04	Credit with Other Related Parties	1,930,095	1,997,458
1.02.01.09	Other Non-Current Assets	7,696,814	7,513,448
1.02.01.09.06	Judicial Deposits	4,795,340	4,675,612
1.02.01.09.07	Advances to Suppliers	2,123,748	2,061,301

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Financial Position – Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
1.02.01.09.08	Other Long-Term Assets	777,726	776,535
1.02.02	Investments	81,036,174	77,704,836
1.02.02.01	Corporate Interests	81,036,174	77,704,836
1.02.02.01.01	Investments in Associates	6,058,957	5,982,641
1.02.02.01.02	Investments in Subsidiaries	73,499,287	70,275,562
1.02.02.01.03	Investments in Joint Ventures	1,332,082	1,252,055
1.02.02.01.04	Other Corporate Interests	145,848	194,578
1.02.03	Property, Plant and Equipment	289,580,435	279,823,553
1.02.03.01	Assets in Operation	161,349,238	156,257,445
1.02.03.02	Assets Under Leasing	10,146,705	10,286,735
1.02.03.03	Assets Under Construction	118,084,492	113,279,373
1.02.04	Intangible Assets	77,214,731	77,349,165
1.02.04.01	Intangible Assets	77,214,731	77,349,165
1.02.04.01.02	Concessions Rights	75,931,025	75,967,036
1.02.04.01.03	Software	1,283,706	1,382,129
1.02.05	Deferred	92,299	119,184

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
2	Total Liabilities	582,933,120	570,023,333
2.01	Current Liabilities	69,747,829	67,999,700
2.01.01	Social and Labor Obligations	3,584,666	3,800,649
2.01.01.01	Social Obligations	512,904	539,487
2.01.01.02	Labor Obligations	3,071,762	3,261,162
2.01.02	Trade Payables	13,602,012	13,861,788
2.01.02.01	National Suppliers	9,534,248	10,868,412
2.01.02.02	Foreign Suppliers	4,067,764	2,993,376
2.01.03	Taxes	9,904,783	10,518,392
2.01.03.01	Federal Taxes	6,981,717	7,654,607
2.01.03.01.02	Other Federal Taxes	6,981,717	7,654,607
2.01.03.02	State Taxes	2,813,083	2,725,117
2.01.03.03	Municipal Taxes	109,983	138,668
2.01.04	Current Debt	6,669,306	8,199,592
2.01.04.01	Loans and Financing	4,906,652	6,386,399
2.01.04.01.01	Local Currency	773,225	736,276
2.01.04.01.02	Foreign Currency	4,133,427	5,650,123
2.01.04.02	Debentures	68,188	72,021
2.01.04.03	Finance Lease Obligations	1,694,466	1,741,172
2.01.05	Other Liabilities	34,379,367	30,101,206
2.01.05.01	Related Parties Liabilities	25,865,727	22,116,925
2.01.05.01.01	Debt with Associates	177,899	192,959
2.01.05.01.02	Debt with Subsidiaries	13,819,463	12,863,570
2.01.05.01.04	Debt with Other Related Parties	11,868,365	9,060,396
2.01.05.02	Others	8,513,640	7,984,281
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity	6,256,967	6,153,528
2.01.05.02.06	Others	2,256,673	1,830,753
2.01.06	Provisions	1,607,695	1,518,073
2.01.06.02	Other Provisions	1,607,695	1,518,073
2.01.06.02.04	Pension and Medical Benefits	1,607,695	1,518,073
2.02	Non-Current Liabilities	177,448,995	173,534,675
2.02.01	Long-Term Debt	76,844,060	76,292,158
2.02.01.01	Loans and Financing	70,780,087	70,170,925
2.02.01.01.01	Local Currency	34,395,879	33,260,073
2.02.01.01.02	Foreign Currency	36,384,208	36,910,852
2.02.01.02	Debentures	66,987	100,478
2.02.01.03	Finance Lease Obligations	5,996,986	6,020,755
2.02.02	Other Liabilities	4,419,399	4,503,650
2.02.02.01	Related Parties Liabilities	86,484	82,348
2.02.02.01.01	Debt with Associates	63,945	62,858
2.02.02.01.02	Debt with Subsidiaries	22,539	19,490
2.02.02.02	Others	4,332,915	4,421,302
2.02.02.02.04	Other Accounts Payable and Expenses	4,332,915	4,421,302
2.02.03	Deferred Taxes	37,546,075	35,184,086
2.02.03.01	Deferred Income Tax and Social Contribution	37,546,075	35,184,086

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
2.02.04	Provisions	58,639,461	57,554,781
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,924,188	1,504,417
2.02.04.01.01	Tax Provisions	129,020	19,938
2.02.04.01.02	Social Security and Labor Provisions	776,180	542,138
2.02.04.01.04	Civil Provisions	931,827	856,836
2.02.04.01.05	Other Process Provisions	87,161	85,505
2.02.04.02	Other Provisions	56,715,273	56,050,364
2.02.04.02.04	Pension and Medical Benefits	38,544,294	37,659,008
2.02.04.02.05	Provision for Decommissioning Costs	18,170,979	18,391,356
2.03	Shareholders’ Equity	335,736,296	328,488,958
2.03.01	Share Capital	205,392,137	205,392,137
2.03.02	Capital Reserves	952,787	938,861
2.03.02.07	Additional Paid in Capital	952,787	938,861
2.03.04	Profit Reserves	134,980,228	134,980,228
2.03.04.01	Legal Reserve	15,353,260	15,353,260
2.03.04.02	Statutory Reserve	3,475,478	3,475,478
2.03.04.05	Undistributed Earnings Reserve	114,739,997	114,739,997
2.03.04.07	Tax Incentive Reserve	1,411,493	1,411,493
2.03.05	Retained Earnings/ Accumulated Losses	7,477,965	(154,132)
2.03.06	Accumulated Other Comprehensive Income (Loss)	(14,768,188)	(14,746,045)
2.03.07	Cumulative Translation Adjustments	1,701,367	2,077,909

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)

			Same Quarter of the
Account		Current Quarter	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
3.01	Sales Revenues	56,923,458	51,110,268
3.02	Cost of Sales	(43,855,447)	(36,462,551)
3.03	Gross Profit	13,068,011	14,647,717
3.04	Operating Income/Expenses	(4,633,835)	(4,464,732)
3.04.01	Selling Expenses	(3,045,885)	(2,907,174)
3.04.02	General and Administrative Expenses	(1,681,540)	(1,528,598)
3.04.05	Other Operating Expenses, Net	(3,856,960)	(3,815,728)
3.04.05.01	Other Taxes	(85,548)	(74,570)
3.04.05.02	Research and Development Expenses	(645,239)	(514,609)
3.04.05.03	Exploration Costs	(1,237,075)	(920,903)
3.04.05.05	Other Operating Income and Expenses, Net	(1,889,098)	(2,305,646)
3.04.06	Share of Profit of Equity-Accounted Investments	3,950,550	3,786,768
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	8,434,176	10,182,985
3.06	Financial Income (Expenses), Net	1,201,807	392,414
3.06.01	Financial Income	1,534,162	1,367,628
3.06.01.01	Financial Income	748,987	1,367,628
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	785,175	-
3.06.02	Financial Expenses	(332,355)	(975,214)
3.06.02.01	Financial Expenses	(332,355)	(200,204)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	-	(775,010)
3.07	Net Income Before Income Taxes	9,635,983	10,575,399
3.08	Income Tax and Social Contribution	(2,006,496)	(1,509,564)
3.08.01	Current	-	316,832
3.08.02	Deferred	(2,006,496)	(1,826,396)
3.09	Net Income from Continuing Operations	7,629,487	9,065,835
3.11	Income / Loss for the period	7,629,487	9,065,835
3.99.01	Basic Income per Share
3.99.01.01	Common	0.5800	0.6900
3.99.01.02	Preferred	0.5800	0.6900
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.5800	0.6900
3.99.02.02	Preferred	0.5800	0.6900

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

			Same Quarter of the
Account		Current Quarter	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
4.01	Net Income for the Period	7,629,488	9,065,835
4.02	Other Comprehensive Income	(393,468)	(181,593)
4.02.01	Cumulative Translation Adjustments	(376,542)	(331,445)
4.02.02	Deemed Cost	2,609	2,493
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders's Equity	(119)	215,391
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	(91,355)	2,832
4.02.05	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders's Equity	43,156	20,778
4.02.06	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	(1,959)	(18,454)
4.02.07	Deferred Income Tax and Social Contribution	30,742	(73,188)
4.03	Comprehensive Income for the Period	7,236,020	8,884,242

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)

		Accumulated of the	Accumulated of the
Account		Current Year	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
6.01	Net cash - Operating activities	7,864,798	11,310,800
6.01.01	Cash provided by operating activities	11,278,102	11,592,921
6.01.01.01	Net income for the period	7,629,487	9,065,835
6.01.01.03	Share of profit of equity-accounted investments	(3,950,550)	(3,786,768)
6.01.01.05	Depreciation, Depletion and Amortization	4,641,913	3,400,783
6.01.01.06	Impairment	54,573	107,604
6.01.01.07	Write-off of dry wells	603,349	536,477
6.01.01.08	Pension and medical benefits (actuarial expense)	1,254,645	927,833
6.01.01.09	Residual value of permanent assets written off	21,397	12,034
6.01.01.10	Foreign Exchange and Inflation Indexation Charges, Net	(983,208)	(497,273)
6.01.01.11	Deferred income tax and social contribution, net	2,006,496	1,826,396
6.01.02	Changes in assets and liabilities	(3,365,019)	1,848,784
6.01.02.01	Trade and other receivables	(286,886)	(891,660)
6.01.02.02	Inventories	(1,573,203)	(1,342,862)
6.01.02.03	Trade payables	(259,776)	(1,310,191)
6.01.02.04	Taxes, fees and contributions	(102,089)	820,083
6.01.02.05	Pension and medical benefits	(279,738)	(256,666)
6.01.02.06	Short-term operations with subsidiaries / associates	(863,327)	4,830,080
6.01.03	Others	(48,285)	(2,130,905)
6.01.03.01	Other assets	(450,182)	(1,845,202)
6.01.03.02	Other liabilities	401,897	(285,703)
6.02	Net Cash - Investment activities	(15,390,873)	(22,502,575)
6.02.01	Investments in exploration and production of oil gas	(8,758,655)	(7,324,147)
6.02.02	Investments in refining, transportation and marketing	(6,719,403)	(6,595,840)
6.02.03	Investments in gas and power activities	(957,334)	(427,389)
6.02.04	Investment in international activities	(697)	(1,017)
6.02.06	Investment in biofuel activities	(24,607)	5
6.02.07	Other investments	(156,670)	(867,163)
6.02.08	Investments in marketable securities	1,160,438	(7,299,000)
6.02.09	Dividends received	66,055	11,976
6.03	Net Cash - Financing activities	3,284,141	18,712,833
6.03.04	Proceedings from long-term financing	1,327,713	-
6.03.05	Repayment of principal	(91,370)	(270,338)
6.03.06	Repayment of interest	(584,387)	(544,452)
6.03.07	Intercompany Loans, Net	(175,100)	15,335,702
6.03.08	Assignment of receivables (FIDC NP)	2,807,969	6,353,840
6.03.09	Dividends paid	(684)	(2,161,919)
6.05	Net increase (decrease) in cash and cash equivalents	(4,241,934)	7,521,058
6.05.01	Cash and cash equivalents at the beginning of the period	17,392,885	18,857,502
6.05.02	Cash and cash equivalents at the end of the period	13,150,951	26,378,560

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2013 to 03/31/2013

(R$ Thousand)

Account			Capital Reserves, Granted Options and		Retained earnings /	Other Comprehensive	Shareholders'
Code	Description Account	Share Capital	Treasury Shares	Profit Reserves	accumulated losses	Income	Equity
5.01	Opening Balance	205,392,137	938,861	134,980,228	-	2,128,419	343,439,645
5.02	Previous Years Adjustments	-	-	-	(154,132)	(14,796,554)	(14,950,686)
5.03	Adjusted Opening Balance	205,392,137	938,861	134,980,228	(154,132)	(12,668,135)	328,488,959
5.04	Capital Transactions with Shareholders	-	13,926	-	-	(2,609)	11,317
5.04.08	Change in Interest in Subsidiaries	-	13,926	-	-	-	13,926
5.04.09	Realization of the Deemed Cost	-	-	-	-	(2,609)	(2,609)
5.05	Total of Comprehensive Income	-	-	-	7,632,097	(396,077)	7,236,020
5.05.01	Net Income for the Period	-	-	-	7,629,488	-	7,629,488
5.05.02	Other Comprehensive Income	-	-	-	2,609	(302,763)	(300,154)
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	43,037	43,037
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	30,742	30,742
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	(376,542)	(376,542)
5.05.02.07	Realization of the Deemed Cost	-	-	-	2,609	-	2,609
5.05.03	Transferred to Results	-	-	-	-	(93,314)	(93,314)
5.05.03.01	Adjustments of Financial Instruments	-	-	-	-	(93,314)	(93,314)
5.07	Final Balance	205,392,137	952,787	134,980,228	7,477,965	(13,066,821)	335,736,296

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012

(R$ Thousand)

Account			Capital Reserves, Granted Options and		Retained earnings /	Other Comprehensive	Shareholders'
Code	Description Account	Share Capital	Treasury Shares	Profit Reserves	accumulated losses	Income	Equity
5.01	Opening Balance	205,379,729	859,388	122,963,060	-	1,272,385	330,474,562
5.02	Previous Years Adjustments	-	-	-	(154,132)	(8,252,980)	(8,407,112)
5.03	Adjusted Opening Balance	205,379,729	859,388	122,963,060	(154,132)	(6,980,595)	322,067,450
5.04	Capital Transactions with Shareholders	12,408	(3,699)	(12,408)	(2,608,899)	(2,493)	(2,615,091)
5.04.01	Capital Increases	12,408	-	(12,408)	-	-	-
5.04.07	Interest on Shareholders' Equity	-	-	-	(2,608,899)	-	(2,608,899)
5.04.08	Change in Interest in Subsidiaries	-	(3,699)	-	-	-	(3,699)
5.04.09	Realization of the Deemed Cost	-	-	-	-	(2,493)	(2,493)
5.05	Total of Comprehensive Income	-	-	-	9,068,328	(184,086)	8,884,242
5.05.01	Net Income for the Period	-	-	-	9,065,835	-	9,065,835
5.05.02	Other Comprehensive Income	-	-	-	2,493	(184,086)	(181,593)
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	236,169	236,169
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	(73,188)	(73,188)
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	(331,445)	(331,445)
5.05.02.06	Taxes adjustments of financial instruments transferred to results	-	-	-	-	(15,622)	(15,622)
5.05.02.07	Realization of the Deemed Cost	-	-	-	2,493	-	2,493
5.07	Final Balance	205,392,137	855,689	122,950,652	6,305,297	(7,167,174)	328,336,601

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

		Accumulated of the	Accumulated of the
Account		Current Year	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
7.01	Sales Revenues	87,648,307	78,579,751
7.01.01	Sales of Goods, Products and Services Provided	72,059,672	65,604,704
7.01.02	Other Revenues	1,445,397	972,488
7.01.03	Revenues Related to the Construction of Own Assets	14,143,162	12,066,011
7.01.04	Allowance/Reversal for Impairment of Trade Receivables	76	(63,452)
7.02	Inputs Acquired from Third Parties	(47,452,740)	(39,336,236)
7.02.01	Cost of Sales	(27,716,192)	(21,365,683)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(14,638,576)	(13,047,800)
7.02.03	Impairment	(54,573)	(107,604)
7.02.04	Others	(5,043,399)	(4,815,149)
7.03	Gross Added Value	40,195,567	39,243,515
7.04	Retentions	(4,641,913)	(3,400,783)
7.04.01	Depreciation, Amortization and Depletion	(4,641,913)	(3,400,783)
7.05	Net Added Value Produced	35,553,654	35,842,732
7.06	Transferred Added Value	4,658,949	4,523,650
7.06.01	Share of profit of equity-accounted investments	3,950,550	3,786,768
7.06.02	Finance Income	526,635	559,162
7.06.03	Others	181,764	177,720
7.07	Total Added Value to be Distributed	40,212,603	40,366,382
7.08	Distribution of Added Value	40,212,603	40,366,382
7.08.01	Personnel	4,974,786	4,212,675
7.08.01.01	Payroll and Related Charges	3,286,041	2,748,891
7.08.01.02	Benefits	1,431,441	1,240,794
7.08.01.03	FGTS	257,304	222,990
7.08.02	Taxes, Duties and Social Contributions	20,272,705	19,950,101
7.08.02.01	Federal	13,801,515	14,047,815
7.08.02.02	State	6,432,023	5,861,173
7.08.02.03	Municipal	39,167	41,113
7.08.03	Remuneration of Third Party Capital	7,335,624	7,137,771
7.08.03.01	Interest	499,053	1,437,013
7.08.03.02	Rental	6,836,571	5,700,758
7.08.04	Remuneration of Shareholders' Equity	7,629,488	9,065,835
7.08.04.01	Interest on Shareholders' Equity	-	2,608,899
7.08.04.03	Retained Earnings / Loss For The Period	7,629,488	6,456,936

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
1	Total Assets	695,313,138	683,863,255
1.01	Current Assets	116,893,309	118,101,812
1.01.01	Cash and Cash Equivalents	27,235,077	27,628,003
1.01.01.01	Cash and Banks	1,916,168	2,024,301
1.01.01.02	Short Term Investments	25,318,909	25,603,702
1.01.02	Short Term Investments	19,301,607	21,315,726
1.01.02.01	Financial Investments at Fair Value	19,290,094	21,306,430
1.01.02.01.01	Trading Securities	19,027,091	20,887,809
1.01.02.01.02	Available-for-Sale Securities	263,003	418,621
1.01.02.02	Financial Investments Valued at Amortized Cost	11,513	9,296
1.01.02.02.01	Held-to-Maturity Securities	11,513	9,296
1.01.03	Trade and Other Receivables	22,441,979	22,680,509
1.01.03.01	Trade Receivables, net	17,829,638	17,352,329
1.01.03.01.01	Third Parties	16,830,938	13,625,386
1.01.03.01.02	Subsidiaries and Associates	2,747,732	5,473,219
1.01.03.01.03	Provision for Impairment of Trade Receivables	(1,749,032)	(1,746,276)
1.01.03.02	Other Receivables	4,612,341	5,328,180
1.01.04	Inventories	31,801,612	29,735,948
1.01.06	Recoverable Taxes	10,736,508	11,386,585
1.01.06.01	Current Recoverable Taxes	10,736,508	11,386,585
1.01.07	Prepaid Expenses	2,067,556	1,692,488
1.01.08	Other Current Assets	3,308,970	3,662,553
1.01.08.03	Others	3,308,970	3,662,553
1.01.08.03.01	Advances to Suppliers	1,719,888	1,894,596
1.01.08.03.03	Others	1,589,082	1,767,957
1.02	Non-Current Assets	578,419,829	565,761,443
1.02.01	Non-Current Assets	53,752,590	53,362,154
1.02.01.01	Financial Investments at Fair Value	60,464	69,747
1.02.01.01.02	Available-for-Sale Securities	60,464	69,747
1.02.01.02	Financial Investments Valued at Amortized Cost	309,954	289,284
1.02.01.02.01	Held-to-Maturity Securities	309,954	289,284
1.02.01.03	Held-to-Maturity Securities	4,664,989	5,230,502
1.02.01.03.02	Other Receivables	4,664,989	5,230,502
1.02.01.04	Inventories	99,387	91,847
1.02.01.06	Deferred Taxes	29,008,297	28,112,781
1.02.01.06.01	Deferred Income Tax and Social Contribution	18,121,945	17,439,720
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,872,656	1,844,663
1.02.01.06.03	Deferred PIS/COFINS	8,424,120	8,278,768
1.02.01.06.04	Other Taxes	589,576	549,630
1.02.01.07	Prepaid Expenses	2,691,313	2,663,420
1.02.01.08	Credit with Related Parties	3,937,014	3,844,950
1.02.01.08.01	Credit with Associates	160,244	74,791
1.02.01.08.04	Credit with Other Related Parties	3,776,770	3,770,159
1.02.01.09	Other Non-Current Assets	12,981,172	13,059,623
1.02.01.09.05	Judicial Deposits	5,685,324	5,509,503
1.02.01.09.06	Advances to Suppliers	6,161,881	6,448,531
1.02.01.09.07	Other Long-Term Assets	1,133,967	1,101,589

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
1.02.02	Investments	11,755,720	12,476,892
1.02.02.01	Corporate Interests	11,755,720	12,476,892
1.02.02.01.01	Investments in Associates	11,560,736	12,233,399
1.02.02.01.04	Other Corporate Interests	194,984	243,493
1.02.03	Property, Plant and Equipment	431,874,155	418,715,641
1.02.03.01	Assets in Operation	256,534,926	251,629,174
1.02.03.02	Assets Under Leasing	205,691	208,008
1.02.03.03	Assets Under Construction	175,133,538	166,878,459
1.02.04	Intangible Assets	81,037,364	81,206,756
1.02.04.01	Intangible Assets	80,095,572	80,266,073
1.02.04.01.02	Concessions Rights	78,616,633	78,701,762
1.02.04.01.03	Software	1,478,939	1,564,311
1.02.04.02	Goodwill	941,792	940,683

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
2	Total Liabilities	695,313,138	683,863,255
2.01	Current Liabilities	68,529,092	69,620,583
2.01.01	Social and Labor Obligations	4,163,907	4,420,579
2.01.01.01	Social Obligations	568,124	761,060
2.01.01.02	Labor Obligations	3,595,783	3,659,519
2.01.02	Trade Payables	24,117,803	23,735,510
2.01.02.01	National Suppliers	12,075,910	13,305,998
2.01.02.02	Foreign Suppliers	12,041,893	10,429,512
2.01.03	Taxes	11,732,359	12,521,622
2.01.03.01	Federal Taxes	8,481,719	9,333,654
2.01.03.01.01	Income Tax and Social Contribution Payable	1,569,057	1,862,398
2.01.03.01.02	Other Federal Taxes	6,912,662	7,471,256
2.01.03.02	State Taxes	3,132,030	3,039,633
2.01.03.03	Municipal Taxes	118,610	148,335
2.01.04	Current Debt	14,564,371	15,319,805
2.01.04.01	Loans and Financing	14,243,514	14,996,561
2.01.04.01.01	Local Currency	2,531,483	2,736,517
2.01.04.01.02	Foreign Currency	11,712,031	12,260,044
2.01.04.02	Debentures	282,257	286,280
2.01.04.03	Finance Lease Obligations	38,600	36,964
2.01.05	Other Liabilities	12,273,883	12,013,440
2.01.05.01	Related Parties Liabilities	928,801	1,039,305
2.01.05.01.01	Debt with Associates	928,801	1,039,305
2.01.05.02	Others	11,345,082	10,974,135
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity	6,256,967	6,153,528
2.01.05.02.05	Others	5,088,115	4,820,607
2.01.06	Provisions	1,676,769	1,609,627
2.01.06.02	Other Provisions	1,676,769	1,609,627
2.01.06.02.04	Pension and Medical Benefits	1,676,769	1,609,627
2.02	Non-Current Liabilities	289,119,069	283,759,711
2.02.01	Long-Term Debt	182,369,588	180,993,544
2.02.01.01	Loans and Financing	181,575,719	180,113,242
2.02.01.01.01	Local Currency	65,695,870	64,980,832
2.02.01.01.02	Foreign Currency	115,879,849	115,132,410
2.02.01.02	Debentures	615,943	704,696
2.02.01.03	Finance Lease Obligations	177,926	175,606
2.02.02	Other Liabilities	1,625,694	1,576,614
2.02.02.01	Related Parties Liabilities	201,816	181,350
2.02.02.01.01	Debt with Associates	201,816	181,350
2.02.02.02	Others	1,423,878	1,395,264
2.02.02.02.03	Other Accounts Payable and Expenses	1,423,878	1,395,264
2.02.03	Deferred Taxes	41,967,821	39,261,600
2.02.03.01	Deferred Income Tax and Social Contribution	41,967,821	39,261,600
2.02.04	Provisions	63,155,966	61,927,953
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	3,026,504	2,585,155
2.02.04.01.01	Tax Provisions	793,612	695,867
2.02.04.01.02	Social Security and Labor Provisions	920,435	686,715

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	03/31/2013	12/31/2012
2.02.04.01.04	Civil Provisions	1,163,877	1,050,132
2.02.04.01.05	Other Process Provisions	148,580	152,441
2.02.04.02	Other Provisions	60,129,462	59,342,798
2.02.04.02.04	Pension and Medical Benefits	41,064,273	40,050,587
2.02.04.02.05	Tax, Social Security, Labor and Civil Provisions	19,065,189	19,292,211
2.03	Provisões para Passivos Ambientais e de Desativação	337,664,977	330,482,961
2.03.01	Pension and Medical Benefits	205,392,137	205,392,137
2.03.02	Provision for Decommissioning Costs	641,468	630,288
2.03.02.07	Receitas a Apropriar	641,468	630,288
2.03.04	Share Capital	134,928,829	134,928,829
2.03.04.01	Capital Reserves	15,353,260	15,353,260
2.03.04.02	Ágio na Emissão de Ações	3,475,478	3,475,478
2.03.04.05	Opções Outorgadas	114,688,598	114,688,598
2.03.04.07	Adiantamento para Futuro Aumento de Capital	1,411,493	1,411,493
2.03.05	Reservas de Reavaliação	7,541,654	(154,137)
2.03.06	Profit Reserves	(14,768,188)	(14,746,045)
2.03.07	Reserva para Contingências	1,701,367	2,077,909
2.03.09	Undistributed Earnings Reserve	2,227,710	2,353,980

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)

			Same Quarter of the
Account		Current Quarter	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
3.01	Sales Revenues	72,535,347	66,134,031
3.02	Cost of Sales	(53,679,286)	(45,889,978)
3.03	Gross Profit	18,856,061	20,244,053
3.04	Operating Income/Expenses	(8,850,158)	(8,336,973)
3.04.01	Selling Expenses	(2,294,333)	(2,353,262)
3.04.02	General and Administrative Expenses	(2,470,832)	(2,199,895)
3.04.05	Other Operating Expenses, net	(4,241,160)	(3,920,135)
3.04.05.01	Other Taxes	(223,199)	(148,076)
3.04.05.02	Research and Development Expenses	(673,084)	(518,478)
3.04.05.03	Exploration Costs	(1,281,500)	(1,011,413)
3.04.05.05	Other Operating Expenses, Net	(2,063,377)	(2,242,168)
3.04.06	Share of Profit of Equity-Accounted Investments	156,167	136,319
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	10,005,903	11,907,080
3.06	Financial Income (Expenses), Net	1,389,774	464,993
3.06.01	Financial Income	2,588,329	1,329,634
3.06.01.01	Financial Income	971,767	1,195,609
3.06.01.02	Exchange and Monetary Variations, net	1,616,562	134,025
3.06.02	Financial Expenses	(1,198,555)	(864,641)
3.06.02.01	Financial Expenses	(1,198,555)	(864,641)
3.07	Net Income Before Income Taxes	11,395,677	12,372,073
3.08	Income Tax and Social Contribution	(3,560,462)	(2,944,394)
3.08.01	Current	(1,438,869)	(613,273)
3.08.02	Deferred	(2,121,593)	(2,331,121)
3.09	Net Income from Continuing Operations	7,835,215	9,427,679
3.11	Consolidated Income / Loss for the period	7,835,215	9,427,679
3.11.01	Attributable to Shareholders of Petrobras	7,693,177	9,214,221
3.11.02	Attributable to non-controlling interests	142,038	213,458
3.99.01.01	Common	0.5900	0.7100
3.99.01.02	Preferred	0.5900	0.7100
3.99.02.01	Common	0.5900	0.7100
3.99.02.02	Preferred	0.5900	0.7100

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

			Same Quarter of the
Account		Current Quarter	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
4.01	Consolidated Net Income for the Period	7,835,215	9,427,679
4.02	Other Comprehensive Income	(475,686)	(236,694)
4.02.01	Cumulative Translation Adjustments	(458,760)	(386,546)
4.02.02	Deemed Cost	2,609	2,493
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders's Equity	(119)	215,391
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	(91,355)	2,832
4.02.05	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders's Equity	43,156	20,778
4.02.06	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	(1,959)	(18,454)
4.02.07	Deferred Income Tax and Social Contribution	30,742	(73,188)
4.03	ConsolidatedComprehensive Income for the Period	7,359,529	9,190,985
4.03.01	Attributable to shareholders of Petrobras	7,299,709	9,032,628
4.03.02	Attributable to non-controlling interests	59,820	158,357

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)

		Accumulated of the	Accumulated of the
Account		Current Year	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
6.01	Net cash - Operating activities	14,879,766	15,086,132
6.01.01	Cash provided by operating activities	17,411,946	17,641,099
6.01.01.01	Net income for the period	7,693,177	9,214,221
6.01.01.02	Non-controlling interests	142,038	213,458
6.01.01.03	Share of profit of equity-accounted investments	(156,167)	(136,319)
6.01.01.05	Depreciation, depletion and amortization	6,382,414	4,749,129
6.01.01.06	Impairment	147,099	143,055
6.01.01.07	Write-off of dry wells	606,565	545,178
6.01.01.08	Pension and medical benefits (actuarial expense)	1,402,099	1,005,559
6.01.01.09	Residual value of permanent assets written off	126,502	78,580
6.01.01.10	Foreign Exchange and Inflation Indexation Charges, Net	(1,053,374)	(502,883)
6.01.01.11	Deferred income tax and social contribution, net	2,121,593	2,331,121
6.01.02	Changes in assets and liabilities	(2,279,651)	(1,550,856)
6.01.02.01	Trade and other receivables	742,208	(13,231)
6.01.02.02	Inventories	(2,324,407)	(1,252,407)
6.01.02.03	Trade payables	465,723	(527,369)
6.01.02.04	Taxes, fees and contributions	(430,903)	617,545
6.01.02.05	Pension and medical benefits	(298,352)	(272,953)
6.01.02.06	Short-term operations with subsidiaries / associates	(433,920)	(102,441)
6.01.03	Others	(252,529)	(1,004,111)
6.01.03.01	Other assets	(530,460)	(1,275,464)
6.01.03.02	Other liabilities	277,931	271,353
6.02	Net Cash - Investment activities	(16,320,311)	(17,318,073)
6.02.01	Investments in exploration and production of oil gas	(10,193,732)	(8,624,979)
6.02.02	Investments in refining, transportation and ,marketing	(5,908,240)	(5,495,190)
6.02.03	Investments in gas and power activities	(945,513)	(671,093)
6.02.04	Investment in international activities	(1,049,037)	(643,430)
6.02.05	Investments in distribution activities	(183,890)	(286,066)
6.02.06	Investment in biofuel activities	(2,937)	(2,459)
6.02.07	Other investments	(152,598)	(866,814)
6.02.08	Investments in marketable securities	2,087,655	(741,000)
6.02.09	Dividends received	27,981	12,958
6.03	Net Cash - Financing activities	1,027,983	6,441,023
6.03.03	Acquisition of non-controlling interest	(103,930)	20,295
6.03.04	Proceedings from long-term financing	7,329,276	14,514,363
6.03.05	Repayment of principal	(3,072,228)	(3,589,750)
6.03.06	Repayment of interest	(3,124,451)	(2,341,966)
6.03.08	Dividends paid	(684)	(2,161,919)
6.04	Effect of exchange rate changes on cash and cash equivalents	19,636	(51,830)
6.05	Net increase (decrease) in cash and cash equivalents	(392,926)	4,157,252
6.05.01	Opening balance of cash and cash equivalents	27,628,003	35,747,240
6.05.02	Closing balance of cash and cash equivalents	27,235,077	39,904,492

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2013 to 03/31/2013

(R$ Thousand)

Account Code	Description Account	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings / accumulated losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,392,137	630,288	134,928,829	-	2,128,419	343,079,673	2,353,980	345,433,653
5.02	Previous Years Adjustments	-	-	-	(154,132)	(14,796,554)	(14,950,686)	-	(14,950,686)
5.03	Adjusted Opening Balance	205,392,137	630,288	134,928,829	(154,132)	(12,668,135)	328,128,987	2,353,980	330,482,967
5.04	Capital Transactions with Shareholders	-	11,180	-	-	(2,609)	8,571	(186,090)	(177,519)
5.04.08	Change in Interest in Subsidiaries	-	11,180	-	-	-	11,180	(186,090)	(174,910)
5.04.09	Realization of the Deemed Cost	-	-	-	-	(2,609)	(2,609)	-	(2,609)
5.05	Total of Comprehensive Income	-	-	-	7,695,786	(396,077)	7,299,709	59,820	7,359,529
5.05.01	Net Income for the Period	-	-	-	7,693,177	-	7,693,177	142,038	7,835,215
5.05.02	Other Comprehensive Income	-	-	-	2,609	(302,763)	(300,154)	(82,218)	(382,372)
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	43,037	43,037	-	43,037
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	30,742	30,742	-	30,742
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	(376,542)	(376,542)	(82,218)	(458,760)
5.05.02.07	Realization of the Deemed Cost	-	-	-	2,609	-	2,609	-	2,609
5.05.03	Transferred to Results	-	-	-	-	(93,314)	(93,314)	-	(93,314)
5.05.03.01	Adjustments of Financial Instruments	-	-	-	-	(93,314)	(93,314)	-	(93,314)
5.07	Final Balance	205,392,137	641,468	134,928,829	7,541,654	(13,066,821)	335,437,267	2,227,710	337,664,977

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012

(R$ Thousand)

Account Code	Description Account	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings / accumulated losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,379,729	562,643	122,624,124	-	1,272,385	329,838,881	2,384,730	332,223,611
5.02	Ajustes de Exercícios Anteriores	-	-	-	(154,132)	(8,252,980)	(8,407,112)	-	(8,407,112)
5.03	Adjusted Opening Balance	205,379,729	562,643	122,624,124	(154,132)	(6,980,595)	321,431,769	2,384,730	323,816,499
5.04	Capital Transactions with Shareholders	12,408	(3,699)	(12,408)	(2,608,899)	(2,493)	(2,615,091)	22,880	(2,592,211)
5.04.01	Capital Increases	12,408	-	(12,408)	-	-	-	-	-
5.04.06	Dividends	-	-	-	(2,608,899)	-	(2,608,899)	-	(2,608,899)
5.04.08	Change in Interest in Subsidiaries	-	(3,699)	-	-	-	(3,699)	22,880	19,181
5.04.09	Realization of the Deemed Cost	-	-	-	-	(2,493)	(2,493)	-	(2,493)
5.05	Total of Comprehensive Income	-	-	-	9,216,714	(184,086)	9,032,628	158,357	9,190,985
5.05.01	Net Income for the Period	-	-	-	9,214,221	-	9,214,221	213,458	9,427,679
5.05.02	Other Comprehensive Income	-	-	-	2,493	(168,464)	(165,971)	(55,101)	(221,072)
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	236,169	236,169	-	236,169
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	(73,188)	(73,188)	-	(73,188)
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	(331,445)	(331,445)	(55,101)	(386,546)
5.05.02.07	Realization of the Deemed Cost	-	-	-	2,493	-	2,493	-	2,493
5.05.03	Adjustments of Financial Instruments Transferred to Results	-	-	-	-	(15,622)	(15,622)	-	(15,622)
5.05.03.01	Realization of the Deemed Cost	-	-	-	-	(15,622)	(15,622)	-	(15,622)
5.07	Final Balance	205,392,137	558,944	122,611,716	6,453,683	(7,167,174)	327,849,306	2,565,967	330,415,273

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Consolidated Interim Accounting Information / Statement of added value

(R$ Thousand)

		Accumulated of the	Accumulated of the
Account		Current Year	Previous Year
Code	Description Account	01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
7.01	Sales Revenues	107,766,551	100,130,413
7.01.01	Sales of Goods, Products and Services Provided	88,480,874	81,462,569
7.01.02	Other Revenues	1,853,275	1,676,004
7.01.03	Revenues Related to the Construction of Own Assets	17,437,295	17,097,279
7.01.04	Allowance/Reversal for Impairment of Trade Receivables	(4,893)	(105,439)
7.02	Inputs Acquired from Third Parties	(54,412,668)	(49,738,814)
7.02.01	Cost of Sales	(33,980,940)	(26,471,590)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(14,853,382)	(17,936,683)
7.02.03	Impairment	(147,099)	(143,055)
7.02.04	Others	(5,431,247)	(5,187,486)
7.03	Gross Added Value	53,353,883	50,391,599
7.04	Retentions	(6,382,414)	(4,749,129)
7.04.01	Depreciation, Amortization and Depletion	(6,382,414)	(4,749,129)
7.05	Net Added Value Produced	46,971,469	45,642,470
7.06	Transferred Added Value	1,091,979	1,562,927
7.06.01	Share of profit of equity-accounted investments	156,167	136,319
7.06.02	Finance Income	971,767	1,195,609
7.06.03	Others	(35,955)	230,999
7.07	Total Added Value to be Distributed	48,063,448	47,205,397
7.08	Distribution of Added Value	48,063,448	47,205,397
7.08.01	Personnel	6,289,384	5,282,377
7.08.01.01	Payroll and Related Charges	4,281,516	3,609,913
7.08.01.02	Benefits	1,712,915	1,416,580
7.08.01.03	FGTS	294,953	255,884
7.08.02	Taxes, Duties and Social Contributions	27,617,880	26,695,455
7.08.02.01	Federal	17,342,995	17,375,412
7.08.02.02	State	10,197,290	9,250,872
7.08.02.03	Municipal	77,595	69,171
7.08.03	Remuneration of Third Party Capital	6,320,969	5,799,886
7.08.03.01	Interest	1,252,434	2,478,453
7.08.03.02	Rental	5,068,535	3,321,433
7.08.04	Remuneration of Shareholders' Equity	7,835,215	9,427,679
7.08.04.01	Interest on Shareholders' Equity	-	2,608,899
7.08.04.03	Retained Earnings / Loss For The Period	7,693,177	6,605,322
7.08.04.04	Non-controlling interests	142,038	213,458

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1                    The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2          Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1).

The individual interim accounting information is being presented in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1) and does not present differences in relation to the consolidated information, except for the maintenance of deferred charges, as established in CPC 43 (R1) - Initial Adoption of Technical Pronouncements. The reconciliations of the parent company's shareholders' equity and results with the consolidated are presented in Note 3.1.

This interim financial information is presented with the relevant changes occurred in the period, avoiding repetition of certain notes to the financial statements previously reported, and consider the consolidated information, considering that management understands that consolidated information provides more comprehensive measure of the Company’s financial position and the performance of its operations, complemented by some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2012, which include the full set of notes.

The Company's Board of Directors authorized the publication of this interim financial information in a meeting held on April 26, 2013.

2.1              Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income tax and social contribution on net income (CSLL). Notwithstanding  Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

2.2      New and amended standards adopted by the Company

New and amended standards issued by the IASB were effective for annual periods beginning on or after January 1, 2013 and were adopted by the Company, with the corresponding standards and amendments issued by the CPC and approved by the CVM, as set out in note 4.17 (New standards and interpretations) of the Company’s consolidated financial statements for the year ended December 31, 2012.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

The amended version of IAS 19 – Employee benefits (CPC 33 – R1) eliminated the option to defer actuarial gains and losses (corridor approach) and requires net interest to be calculated by applying the discount rate used for measuring the obligation to the net benefit asset or liability.

The impact of the adoption of the amended standard on the Company’s consolidated financial statements for the year ended December 31, 2012 is an increase in net actuarial liability of R$ 21,098 (R$ 11,477 at January 1, 2012), an increase in deferred tax assets of R$ 6,147 (R$ 3,070 at January 1, 2012) and a decrease of R$ 14,951 in the shareholders´ equity (R$ 8,407 at January 1, 2012), as set out below:

a)      Consolidated statement of financial position

	31.12.2012			01.01.2012
	As presented (*)	Impact of IAS 19 amendment	Restated	As presented (*)	Impact of IAS 19 amendment	Restated

Current assets	118,102	-	118,102	121,164	-	121,164
Long-term receivables	47,214	6,147	53,361	42,134	3,070	45,204
Investments	12,477	-	12,477	12,248	-	12,248
Property, plant and equipment	418,716	-	418,716	343,117	-	343,117
Intangible Assets	81,207	-	81,207	81,434	-	81,434
	677,716	6,147	683,863	600,097	3,070	603,167

Current liabilities	69,620	-	69,620	68,212	-	68,212
Non-current liabilities	262,663	21,098	283,761	199,661	11,477	211,138
Shareholder´s equity attributable to the shareholders of Petrobras	343,079	(14,951)	328,128	329,839	(8,407)	321,432
Non-controlling interests	2,354	-	2,354	2,385	-	2,385
	677,716	6,147	683,863	600,097	3,070	603,167

(*) As presented for the period ended December 31, 2012.

The adoption of the remaining new and amended standards had no material impact on the financial statements of the Company.

3                    Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and special purpose entities.

There were no significant changes in the consolidated entities in the first quarter of 2013.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

3.1              Reconciliation between the parent company’s shareholders’ equity and net income with the consolidated

	Shareholders' equity		Net income
	03.31.2013	12.31.2012	Jan-Mar/2013	Jan-Mar/2012
Consolidated - IFRS	337,665	330,483	7,835	9,428
Non-controlling interests	(2,228)	(2,354)	(142)	(214)
Deferred expenses, net of income tax	299	361	(64)	(148)

Parent company - CPC	335,736	328,490	7,629	9,066

4          Accounting policies

The same accounting policies and methods of computation were followed in this consolidated and individual interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2012, except for the adoption of new standards and revisions, as described in note 2.2.

5          Cash and cash equivalents

	Consolidated
	03.31.2013	12.31.2012
Cash at bank and in hand	1,916	2,024
Short-term financial investments
- In Brazil
Single-member funds - Interbank Deposit	12,209	16,589
Other investment funds	38	856
	12,247	17,445
- Abroad	13,072	8,159
Total short-term financial investments	25,319	25,604
Total cash and cash equivalents	27,235	27,628

6          Marketable securities

	Consolidated
	03.31.2013	12.31.2012
Trading securities	19,027	20,888
Available-for-sale securities	323	488
Held-to-maturity securities	322	299
	19,672	21,675
Current	19,302	21,316
Non-current	370	359

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

7                   Trade and other receivables

7.1              Trade and other receivables, net

	Consolidated
	03.31.2013	12.31.2012

Trade receivables
Third parties	21,857	22,040
Related parties (Note 16.5)
Joint ventures and associates	1,973	1,593
Receivables from the electricity sector	3,866	3,958
Petroleum and alcohol accounts - STN	835	835
Other receivables	5,469	6,297
	34,000	34,723
Provision for impairment of trade receivables	(2,956)	(2,967)
	31,044	31,756
Current	22,442	22,681
Non-current	8,602	9,075

7.2              Changes in the provision for impairment of trade receivables

	Consolidated
	03.31.2013	12.31.2012
Opening balance	2,967	2,790
Additions (*)	67	587
Write-offs / Reversals (*)	(78)	(410)
Closing balance	2,956	2,967
Current	1,749	1,746
Non-current	1,207	1,221

(*)                   Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3              Trade and other receivables overdue - Third parties

	Consolidated
	03.31.2013	12.31.2012
Up to 3 months	1,978	1,572
From 3 to 6 months	240	319
From 6 to 12 months	436	370
More than 12 months	3,421	3,243
	6,075	5,504

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

8                    Inventories

	Consolidated
	03.31.2013	12.31.2012
Products:
Oil products (*)	12,558	12,016
Fuel alcohol (*)	465	330
	13,023	12,346

Raw materials, mainly crude oil (*)	14,427	13,184
Maintenance materials and supplies (*)	3,902	3,846
Others	549	452
	31,901	29,828
Current	31,802	29,736
Non-current	99	92

(*) Includes imports in transit.

9                    Investments

9.1  Information about subsidiaries, joint ventures, joint operations and associates (Parent Company)

	03.31.2013	12.31.2012
Subsidiaries:
Petrobras Netherlands B.V. - PNBV	21,357	20,512
Refinaria Abreu e Lima S.A.	10,680	10,567
Petrobras Gás S.A. - Gaspetro	10,138	10,322
Petrobras Distribuidora S.A. - BR (i)	10,060	9,451
Petrobras Transporte S.A. - Transpetro	3,936	3,767
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	3,293	3,435
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	2,692	1,801
Petrobras Biocombustível S.A.	1,933	1,916
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,553	1,502
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	1,542	1,404
Petrobras International Braspetro - PIB BV (i)	1,247	852
Liquigás Distribuidora S.A.(i)	837	838
Termomacaé Ltda.(i)	785	795
Comperj Poliolefinas S.A.	651	651
Breitener Energética S.A.	484	476
Innova S.A.	442	431
Termoceará Ltda(i)	367	343
Other subsidiaries	1,832	1,559
Joint operations	784	766
Joint ventures	526	520
Associates	3,659	3,565
	78,798	75,473

Goodwill	3,185	3,180
Unrealized profits - Parent company	(1,093)	(1,143)
Other investments	146	195
Total investments	81,036	77,705

(i) The amounts reported in 2012 were adjusted to reflect the initial adoption of the amendment to IAS 19.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

9.2 Investments in joint ventures and associates (Consolidated)

	03.31.2013	12.31.2012
Associates and joint ventures
Petrochemical investments	5,774	5,837
Gas distributors	1,200	1,134
Guarani S.A.	1,022	985
Petroritupano - Orielo	462	476
Nova Fronteira Bionergia S.A.	412	414
Petrowayu - La Concepción	336	394
Transierra S.A.	147	142
Petrokariña - Mata	146	154
UEG Araucária	134	131
Other associates and joint ventures	1,928	2,566
	11,561	12,233

Other investments	195	244
	11,756	12,477

9.3 Investments in listed companies

				Quoted stock
				exchange prices
	Thousand-share lot			(R$ per share)		Market value
Company	03.31.2013	12.31.2012	Type	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Subsidiaries
Petrobras Argentina	1,356,792	1,356,792	Common	1.62	1.41	2,198	1,913
						2,198	1,913

Associates
Braskem	212,427	212,427	Common	11.16	9.60	2,371	2,039
Braskem	75,793	75,793	Preferred - A	13.65	12.80	1,035	970
						3,406	3,009

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

10               Property, plant and equipment

10.1    By class of asset

	Consolidated					Parent company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at December 31, 2011	12,359	124,481	158,559	47,718	343,117	227,479
Additions	100	4,058	63,844	3,358	71,360	56,108
Additions to/review of estimates of decommissioning costs	-	-	-	10,719	10,719	10,481
Capitalized borrowing costs	-	-	7,400	-	7,400	5,348
Business combinations	169	370	4	-	543	-
Write-offs	(11)	(119)	(5,232)	(215)	(5,577)	(5,151)
Transfers	4,946	48,679	(59,531)	13,550	7,644	879
Depreciation, amortization and depletion	(933)	(12,985)	-	(7,360)	(21,278)	(15,250)
Impairment - recognition	(42)	(366)	(77)	(307)	(792)	(294)
Impairment - reversal	-	91	276	133	500	224
Cumulative translation adjustment	96	2,763	1,635	586	5,080	-
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Cost	22,140	250,630	166,878	127,408	567,056	390,436
Accumulated depreciation, amortization and depletion	(5,456)	(83,658)	-	(59,226)	(148,340)	(110,612)
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Additions	25	850	16,144	271	17,290	13,040
Capitalized borrowing costs	-	-	1,665	-	1,665	1,169
Write-offs	(10)	(29)	(572)	(7)	(618)	(578)
Transfers	609	7,404	(8,637)	2,874	2,250	666
Depreciation, amortization and depletion	(261)	(3,550)	-	(2,465)	(6,276)	(4,541)
Cumulative translation adjustment	(32)	(560)	(344)	(217)	(1,153)	-
Balance at March 31, 2013	17,015	171,087	175,134	68,638	431,874	289,580
Cost	22,746	257,754	175,134	130,061	585,695	404,651
Accumulated depreciation, amortization and depletion	(5,731)	(86,667)	-	(61,423)	(153,821)	(115,071)
Balance at March 31, 2013	17,015	171,087	175,134	68,638	431,874	289,580

Weighted average of useful life in years	25 (25 to 40) except land	20 (3 to 31) (**)		Unit of production method

(*) Includes oil and gas exploration and development assets.

(**) Includes assets depreciated based on the units of production method.

At March 31, 2013, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 206 and R$ 10,147, respectively (R$ 208 and R$ 10,287 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

11     Intangible assets

11.1    By class of assets

	Consolidated					Parent company
		Software				Total
	Rights and concessions		Developed in-house	Goodwill from expectations of future profitability	Total
		Acquired
Balance at December 31, 2011	78,804	337	1,344	949	81,434	77,709
Additions	179	141	286	-	606	458
Capitalized borrowing costs	-	-	30	-	30	30
Write-offs	(229)	(3)	(6)	-	(238)	(231)
Transfers	(166)	23	(198)	(28)	(369)	(257)
Amortization	(91)	(119)	(278)	-	(488)	(360)
Impairment - reversal	12	-	-	-	12	-
Cumulative translation adjustment	193	7	-	20	220	-
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Cost	79,533	1,463	2,950	941	84,887	79,873
Accumulated amortization	(831)	(1,077)	(1,772)	-	(3,680)	(2,524)
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Additions	24	11	62	-	97	68
Capitalized borrowing costs	-	-	5	-	5	5
Write-offs	(43)	(3)	(3)	-	(49)	(47)
Transfers	(17)	(34)	(27)	4	(74)	(86)
Amortization	(20)	(26)	(62)	-	(108)	(74)
Cumulative translation adjustment	(29)	(1)	(8)	(3)	(41)	-
Balance at March 31, 2013	78,617	333	1,145	942	81,037	77,215
Cost	79,460	1,335	3,170	942	84,907	79,812
Accumulated amortization	(843)	(1,002)	(2,025)	-	(3,870)	(2,597)
Balance at March 31, 2013	78,617	333	1,145	942	81,037	77,215
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 4.7 (Intangible assets) of the Company’s financial statements of December 31, 2012.

11.2     Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At March 31, 2013, the Company’s intangible assets include R$74.808 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the reserves there will be a review of volumes and prices, based on independent technical appraisal reports.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

In the first quarter of 2013, drilling is underway on four wells. Based on drilling results obtained so far, as well as on findings from other wells drilled in 2012, expectations regarding the potential of the area are being confirmed. The Company will continue to develop its investment program and activities as established in the agreement.

12     Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include  the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

	Consolidated
	03.31.2013	12.31.2012
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)

Property plant and equipment
Opening balance	21,760	18,983
Additions	3,057	12,982
Write off	(498)	(5,439)
Transfers	(1,667)	(5,137)
Cumulative translation adjustment	(2)	371
Closing balance	22,650	21,760
Intangible Assets (**)	77,450	77,588
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	100,100	99,348

(*)  Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 11.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012
Exploration costs recognized in profit or loss
Geological and geophysical expenses	640	426
Exploration expenditures written off (includes dry wells and signature bonuses)	607	545
Other exploration expenses	35	40
Total expenses	1,282	1,011

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012
Cash used in activities
Operating activities	764	450
Investment activities	3,122	2,729
	3,886	3,179

13               Trade payables

	Consolidated
	03.31.2013	12.31.2012

Current liabilities
Third parties
In Brazil	12,076	13,306
Abroad	12,042	10,430
Related parties	929	1,039
	25,047	24,775

14               Finance Debt

	Consolidated
	Current liabilities		Non-current
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Abroad
Financial institutions	9,820	9,428	52,911	51,406
Bearer bonds - Notes, Global Notes and Bonds	1,779	2,514	62,660	63,413
Others	28	500	4	5
	11,627	12,442	115,575	114,824

In Brazil
Export Credit Notes	490	291	12,798	12,795
BNDES	1,501	1,714	44,351	44,111
Debentures	282	286	616	705
FINAME	79	69	1,138	666
Bank Credit Certificate	95	102	3,606	3,606
Others	452	379	4,108	4,111
	2,899	2,841	66,617	65,994
	14,526	15,283	182,192	180,818

Interest expense on debt	1,354	2,081
Long-term debt due within one year (principal)	5,414	5,711
Short-term debt	7,758	7,491
	14,526	15,283

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

14.1     Scheduled maturity dates of non-current debt (principal and interest accrued)

03.31.2013
Consolidated
2014	7,356
2015	14,403
2016	27,717
2017	19,096
2018 and thereafter	113,620
Total	182,192

14.2     Interest rate range for non-current debt

	Consolidated
	03.31.2013	12.31.2012
Abroad
Up to 4% p.a.	66,904	65,022
From 4.01 to 6% p.a.	27,911	28,135
From 6.01 to 8% p.a.	18,954	20,263
More than 8% p.a.	1,806	1,404
	115,575	114,824

In Brazil
Up to 6% p.a.	7,630	6,916
From 6.01 to 8% p.a.	49,663	50,141
From 8.01 to 10% p.a.	8,271	7,819
More than 10% p.a.	1,053	1,118
	66,617	65,994
	182,192	180,818

14.3   Non-current debt by major currency

	Consolidated
	03.31.2013	12.31.2012
U.S. dollar	99,710	98,714
Real	38,228	37,622
Real indexed to U.S. dollar	28,084	28,063
Euro	10,763	10,492
Pound Sterling	3,426	3,706
Japanese Yen	1,981	2,221
	182,192	180,818

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 29 and 30, respectively.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

14.4     Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 3.81% p.a. in the first quarter of 2013 (4.36% p.a. in the first quarter of 2012).

14.5     Funding

Funding requirements are mainly related to  the development of oil and gas production projects, building of vessels  and pipelines, and expansion of industrial plants.

The main long-term debt issuances in the first quarter of 2013 are set out below:

a)      Abroad

Company	Date	Amount	Maturity	Description
PGF BV	Feb/13	810	2028 and 2033	Financing in the amount of €300 million with the Deutsche Bank Aktiengesellschaft of fixed coupon rate.
PGT BV	Feb/13 and Mar/13	2,998	2019 and 2020

Financing in the amount of US$500 million obtained from Bank of America NA, US$500 million from HSBC Bank USA, and US$500 million obtained from Morgan Stanley Bank NA indexed to floating interest rates.

PNBV	Mar/13	271	2023	Financing in the amount of US$137 million obtained from Citibank International PLC indexed to floating interest rates.

		4,079

b) In Brazil

Company	Date	Amount	Maturity	Description
Petrobras	Jan/13 and Mar/13	496	2015	BNDES FINAME Bank Credit Note, obtained from Banco Itaú BBA S/A.
Petrobras	Feb/13 and Mar/13	831	2014, 2015 and 2016	Financing obtained from BNDES to be used on the modernization of domestic refining facilities, modernization and expansion of industrial plants and other infrastructure projects.

		1,327

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

14.6     Funding – Outstanding balance

a)      Abroad

		Amount in US$ million
Company	Financial institution	Contracted	Used	Balance
PNBV	HSBC Bank PLC	1,000	173	827
Petrobras	Japan Bank for International Cooperation (JBIC)	600	-	600
Petrobras	The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU)	400	-	400

b)      In Brazil

Company	Financial institution	Contracted	Used	Balance
Transpetro(*)	BNDES, Banco do Brasil and CEF	10,004	1,336	8,668
Petrobras	BNDES	11,484	6,058	5,426
Petrobras	Itaú BBA S/A	500	250	250
Liquigas	BNDES	114	83	31

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of R$ 11,116, which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal – CEF.

14.7   Guarantees

Petrobras is not required to provide guarantees to financial institutions. Certain BNDES loans are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

15               Leases

15.1     Future minimum lease Payments / Receipts – Finance Leases

	Consolidated
	Minimum receipts	Minimum payments

2013	268	39
2014 - 2017	1,465	172
2018 and thereafter	4,185	346
Estimated lease receipts/payments	5,918	557

Interest expense (annual)	(2,713)	(340)
Present value of the lease receipts/payments	3,205	217
Current	124	39
Non-current	3,081	178
At March 31, 2013	3,205	217

Current	123	37
Non-current	3,139	176
At December 31, 2012	3,262	213

15.2     Future Minimum Lease Payments - Operating leases

Consolidated
2013	26,566
2014 - 2017	76,425
2018 and thereafter	59,154
At March 31, 2013	162,145

At December 31, 2012	166,719

In the first quarter of 2013, the Company paid R$ 5,115 for consolidated operating lease installments, recognized as a period expense.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

16     Related parties

16.1     Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, joint arrangements, special purpose entities and associates at normal market prices and market conditions. At March 31, 2013 and December 31, 2012, no losses were recognized on the statement of financial position for related party accounts receivable.

16.1.1    By transaction

	Parent company
	Jan-Mar/2013	03.31.2013
		Assets			Liabilities
	Profit or loss	Current	Non-current	Total	Current	Non-current	Total
Profit or Loss
Revenues (mainly sales revenues)	31,971
Foreign exchange and inflation indexation charges, net	609
Financial income (expenses), net	(360)

Assets
Trade and other receivables		10,695	8,709	19,404
Trade and other receivables (mainly from sales)		7,969	-	7,969
Dividends receivable		2,289	-	2,289
Intercompany loans		-	4,550	4,550
Capital increase (advance)		-	2,961	2,961
Related to construction of natural gas pipeline		-	742	742
Reimbursements receivable		-	311	311
Other operations		437	145	582

Liabilities
Finance leases					(1,695)	(5,954)	(7,649)
Financing on credit operations					(1,493)	(929)	(2,422)
Intercompany loans					-	(21,428)	(21,428)
Prepayment of exports					(2,439)	-	(2,439)
Accounts payable to suppliers					(13,996)	-	(13,996)
Purchases of crude oil, oil products and others					(11,118)	-	(11,118)
Affreightment of platforms					(2,132)	-	(2,132)
Advances from clients					(528)	-	(528)
Others					(218)	-	(218)
Other operations					(139)	(86)	(225)

	32,220	10,695	8,709	19,404	(19,762)	(28,397)	(48,159)

As of March 31, 2012	29,753
As of December 31, 2012		9,191	6,886	16,077	(20,478)	(28,730)	(49,208)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

16.1.2    By company

	Parent company
	Jan-Mar/2013	03.31.2013
		Assets			Liabilities
	Profit or loss	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	20,166	3,024	22	3,046	(301)	(22)	(323)
PIB-BV Holanda	3,867	1,865	4,350	6,215	(8,772)	(22,357)	(31,129)
Gaspetro	2,180	2,475	742	3,217	(1,906)	-	(1,906)
PB-LOG	38	244	-	244	(374)	-	(374)
Transpetro	155	387	-	387	(759)	-	(759)
Refinaria Abreu e Lima	109	92	2,928	3,020	-	-	-
Thermoelectric power plants	17	195	224	419	(103)	(705)	(808)
Breitener Energética	-	-	45	45	-	-	-
PNBV	49	25	18	43	(2,452)	-	(2,452)
Brasoil	(5)	441	39	480	(10)	-	(10)
PifCo	42	5	3	8	(2,859)	-	(2,859)
Others	712	915	199	1,114	(996)	(920)	(1,916)
	27,330	9,668	8,570	18,238	(18,532)	(24,004)	(42,536)

Special purpose entities
Nova Transportadora do Nordeste - NTN	18	346	50	396	(241)	(683)	(924)
CDMPI	(14)	-	-	-	(291)	(2,011)	(2,302)
Nova Transportadora do Sudeste - NTS	17	316	3	319	(211)	(653)	(864)
PDET Off Shore	(17)	-	62	62	(309)	(982)	(1,291)
Other SPE's	-	-	20	20	-	-	-
	4	662	135	797	(1,052)	(4,329)	(5,381)
Associates
Companies from the petrochemical sector	4,889	354	-	354	(79)	(64)	(143)
Others	(3)	11	4	15	(99)	-	(99)
	4,886	365	4	369	(178)	(64)	(242)
	32,220	10,695	8,709	19,404	(19,762)	(28,397)	(48,159)

(*) Includes its subsidiaries and joint ventures.

16.1.3    Rates for intercompany loans

	Parent company
	Assets		Liabilities
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Up to 7% p.a.	4,276	4,307	(14,906)	(14,930)
Fom 7.01% to 10% p.a.	-	-	(6,522)	(6,832)
From 10.01% to 13% p.a.	-	1	-	-
More than 13% p.a.	274	277	-	-
	4,550	4,585	(21,428)	(21,762)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

16.2     Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group.

	Parent Company
	03.31.2013	12.31.2012
Short-term financial investments	33	79
Marketable securities	3,060	2,370
Deferred finance charges	136	86
Assignment of receivables	(1,037)	(1,154)
Total recognized within current assets	2,192	1,381

Assignments of non-performing receivables	(11,868)	(9,060)
Total recognized within current liabilities	(11,868)	(9,060)

	Jan-Mar/2013	Jan-Mar/2012
Finance income FIDC-NP	6	172
Finance expense FIDC-NP	(213)	(393)
Net finance income (expense), net	(207)	(221)

16.3     Guarantees Granted

At March 31, 2013, 2012, the outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

Maturity date of the loans	03.31.2013								12.31.2012
	PifCo	PNBV	TAG	Ref. Abreu e Lima	PGF	PGT	Others	Total	Total
2013	3,774	3,063	-	-	-	-	-	6,837	6,939
2014	1,090	395	-	-	-	-	-	1,485	1,507
2015	2,517	2,402	-	-	-	-	-	4,919	4,992
2016	7,595	3,490	-	-	-	-	-	11,085	12,019
2017	4,018	2,464	-	-	-	-	604	7,086	7,220
2018 and thereafter	40,305	21,375	11,600	10,492	7,322	9,062	478	100,634	99,016
	59,299	33,189	11,600	10,492	7,322	9,062	1,082	132,046	131,693

16.4     Investment fund of subsidiaries abroad

At March 31, 2013, the subsidiary of PGT-BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, related to the Company's projects, mainly Gasene, Malhas, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 15,204 (R$ 15,561 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

16.5     Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	03.31.2013		12.31.2012
	Assets	Liabilities	Assets	Liabilities

Joint ventures and associates	1,973	1,112	1,593	1,220
Gas distributors	1,109	455	912	442
Braskem and its subsidiaries	352	196	311	222
Others	512	461	370	556

Government entities and pension funds	42,232	70,768	49,933	71,334
Government bonds	30,597	-	36,959	-
Banco do Brasil S.A. (BB)	882	9,131	1,979	9,010
Judicial deposits (CEF and BB)	5,686	-	5,453	-
Receivables from the electricity sector (note 16.6)	3,866	-	3,958	-
Petroleum and alcohol account - Receivables from Federal government (note 16.7)	835	-	835	-
BNDES	7	48,029	7	47,868
Caixa Econômica Federal (CEF)	-	8,343	-	8,262
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	3,421	-	3,957
Federal government - Dividends	-	994	-	977
Petros (Pension fund)	-	173	-	334
Others	359	677	742	926

	44,205	71,880	51,526	72,554
	-	-	-	-
Current	34,653	9,288	41,594	10,827
Non-current	9,552	62,592	9,932	61,727

16.6     Receivables from the electricity sector

At March 31, 2013, the Company had R$3,866 (R$ 3,958 at December, 31, 2012) of receivables from the Brazilian electricity sector, of which R$2,942 were classified to non-current assets following recent negotiations.

                                                                                         .

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras. The payment of amounts related to the fuel supplied is borne by AME, which transfers funds to the Independent Power Producers.

The balance of these receivables at March 31, 2013, was R$3,429 (R$ 3,520 at December 31, 2012), of which R$2,104 was past due (R$ 2,966 at December 31, 2012).

The Company has been making several attempts to recover these receivables and partial payments have been made. In March 2013 a private instrument of debt confession was signed. The amount of R $ 850, will be paid in 60 successive monthly installments of R$ 14, monthly indexed to the SELIC interest rate.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a financial lease of the two thermoelectric power plants. The contracts determine the power plants be returned to AME at the end of the agreement period with no residual value (20-year term). The balance of these receivables was R$437 (R$ 438 at December, 31, 2012), none of which was overdue.

16.7     Petroleum and Alcohol accounts - Receivables from Federal Government STN

At March 31, 2013, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 835 (R$ 835 at December 31, 2012). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company decided to file a lawsuit in July 2011 to collect the receivables.

16.8     Remuneration of key management

Petrobras’ key management compensation (which comprises salaries and other short-term benefits) during the first quarter of 2013 was R$3.4 referring to seven officers and ten board members (R$ 4.0 in the first quarter of 2012, referring to eight officers and nine board members).

In the first quarter of 2013 the compensation of board members and officers for the consolidated Petrobras group amounted to R$14.4 (R$ 12.7 in the first quarter of 2012).

17               Provision for decommissioning costs

	Consolidated
Non-current liabilities	03.31.2013	12.31.2012
Opening balance	19,292	8,839
Revision of provision	(3)	10,754
Use by payment	(329)	(571)
Accrual of interest	117	258
Others	(12)	12
Closing balance	19,065	19,292

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

18               Taxes

18.1     Taxes and contributions

Current assets	Consolidated
	03.31.2013	12.31.2012
Taxes in Brazil:
ICMS (VAT)	3,239	3,152
PIS/COFINS (taxation on revenues)	4,826	4,657
CIDE	46	47
Income tax	1,308	2,328
Social contribution	226	237
Others	405	395

	10,050	10,816

Taxes abroad	687	571
	10,737	11,387

Non-current assets
Taxes in Brazil:
Deferred ICMS (VAT)	1,873	1,845
Deferred PIS and COFINS (taxation on revenues)	8,424	8,279
Others	553	515
	10,850	10,639
Taxes abroad	36	34
	10,886	10,673

Current liabilities	Consolidated
	03.31.2013	12.31.2012
Taxes in Brazil:
ICMS (VAT)	3,132	3,040
PIS/COFINS (taxation on revenues)	1,403	1,004
CIDE	31	34
Special participation / Royalties	4,526	5,363
Withholding Income tax and social contribution	951	1,155
Current income tax and social contribution	405	574
Others	621	735
	11,069	11,905
Taxes abroad	663	617
	11,732	12,522

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

18.2     Deferred income tax and social contribution  - non-current

The changes in deferred income tax and social contribution are set out in the tables below.

	Property, plant and equipment
	Exploration costs for the extraction of crude oil and natural gas	Others	Trade and other receivables / payables, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others (*)	Total
Balance at December 31, 2011	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	2,380	(22,118)
Recognized in profit or loss for the year	(4,542)	(2,518)	1,927	450	131	19	(235)	1,268	(756)	(4,256)
Recognized in shareholders' equity	-	-	-	-	-	-	-	-	3,226	3,226
Cumulative translation adjustment	-	220	(6)	-	(107)	(392)	-	(9)	(455)	(749)
Others	(27)	73	23	(69)	54	1,996	-	-	25	2,075
Balance at December 31, 2012	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,420	(21,822)

Recognized in profit or loss for the year	(1,433)	(545)	(398)	(71)	155	64	88	(15)	33	(2,122)
Recognized in shareholders' equity	-	-	-	-	-	-	-	-	31	31
Cumulative translation adjustment	1	11	1	-	(1)	3	(1)	-	17	31
Others	(15)	2	44	53	1	-	-	-	(49)	36
Balance at March 31, 2013	(27,352)	(6,889)	794	(1,220)	862	2,334	1,042	2,131	4,452	(23,846)

								Deferred tax assets		17,440
								Deferred tax liabilities		(39,262)
								Balance at December 31, 2012		(21,822)

								Deferred tax assets		18,122
								Deferred tax liabilities		(41,968)
								Balance at March 31, 2013		(23,846)

(*) Includes the effects of the adoption of IAS 19 amendment as set out on note 2.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates that have been made.

18.3     Reconciliation between tax expense and accounting profit

A numerical reconciliation between tax expense and the product of “income before income taxes” multiplied by the applicable statutory corporation tax rates is set out in the table below:

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012
Income before taxes	11,396	12,372

Income tax and social contribution computed based on Brazilian Statutory Corporation Tax Rates (34%)	(3,875)	(4,207)

Adjustments between income taxes based on Statutory Rates and on the Effective Tax Rate:

· Tax benefit from the deduction of interest on capital from income	-	887

· Results of companies abroad subject to different tax rates	344	302

· Tax incentives	7	15

· Carry-forward of tax losses	(79)	(94)

· Non-deductible expenses, net (*)	(120)	(79)

· Tax credits of companies abroad in the exploration stage	(3)	-

· Others	166	232

Income tax and social contribution expense	(3,560)	(2,944)

Deferred income tax and social contribution	(2,122)	(2,331)
Current income tax and social contribution	(1,438)	(613)

	(3,560)	(2,944)

Effective Tax Rate	31.2%	23.8%

* Includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

19               Employee benefits (Post-employment)

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and of certain of its international subsidiaries, as well as defined benefit medical plan for employees, that covers all present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Consolidated
	Pension Plan	Health Care Plan	Total
Balance at December 31, 2011	5,059	13,021	18,080
(+) Initial adoption of amended IAS 19	9,024	2,453	11,477
Balance at January 1, 2012	14,083	15,474	29,557
(+) Costs incurred in the year	1,971	2,103	4,074
(-) Payment of contributions	(562)	(709)	(1,271)
(-) Payments related to the financial commitment agreement	(321)	-	(321)
(+) Remeasurement - actuarial Gains/Losses (amended IAS 19)	9,041	580	9,621
Others	1	(1)	-
Balance at December 31, 2012	24,213	17,447	41,660

Current	971	639	1,610
Non-current	23,242	16,808	40,050
	24,213	17,447	41,660

(+) Costs incurred in the period	900	503	1,403
(-) Payment of contributions	(129)	(168)	(297)
Others	(25)	-	(25)
Balance at March 31, 2013	24,959	17,782	42,741

Current	1,038	639	1,677
Non-current	23,921	17,143	41,064
	24,959	17,782	42,741

The amounts recognized in the income statement related to the pension and medical plans are set out below:

	Consolidated
	Pension plan
	Defined benefit	Variable contribution	Health care plan	Total

Current service cost	257	79	105	441
Net Interest cost on Liabilities/(Asset)	497	27	398	923
Others	-	40	-	40
Costs for defined benefit in Jan-Mar/2013	754	146	503	1,403

Related to:
Active employees	507	145	254	906
Retired employess	247	1	249	497
Costs for the period Jan-Mar/2013	754	146	503	1,403

Costs for the period Jan-Mar/2012	349	131	526	1,006

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

At March 31, 2013, the Company had the carrying amount of R$ 6,039 related to crude oil and oil products pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In first quarter of 2013, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$160.

20               Shareholders’ equity

20.1  Share capital

At March 31, 2013, subscribed and fully paid share capital was R$205,392, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2013

A proposal will be made to the Extraordinary General Meeting, to be held jointly with the Annual General Meeting, on April 29, to increase capital through capitalization of a portion of the profit reserve for tax incentives established in 2012, of R$ 19. Share capital will increase from R$ 205,392 to R$ 205,411.

20.2          Dividends

Dividends - 2012

Dividends for 2012 of R$ 8,876 (R$ 0.47 per common share and US$ 0.96 per preferred share) are to be voted at the 2013 Annual General Meeting and represent 44.73% of the adjusted net income in Brazilian Reais (adjusted in accordance with Brazilian Corporation Law). Dividends will be paid in the form of interest on capital as set out below:

				Commom share		Preferred share
Payment	Date of approval by Board of Directors	Date of shareholder position	Date of payment	Amount of payment	Gross amount per share (Commom and Preferred) (R$)	Amount of payment	Gross amount per share (Commom and Preferred) (R$)	Total amount of payment
1st payment	04.27.2012	05.11.2012	05.31.2012	1,489	0.20	1,120	0.20	2,609
2nd and 3rd payment	02.04.2013	04.29.2013	05.29.2013 and 08.30.2013	2,009	0.27	4,258	0.76	6,267
				3,498	0.47	5,378	0.96	8,876

Interim distributions of interest on capital in 2012 will be deducted from the distribution approved at the close of fiscal year 2012 and indexed based on the SELIC rate from the date of payment to December 31, 2012. The remaining amount of interest on capital will be indexed based on the SELIC rate from December 31, 2012 to the date of payment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

20.3     Earnings per Share

	Consolidated		Parent company
	Jan-Mar/2013	Jan-Mar/2012	Jan-Mar/2013	Jan-Mar/2012
Net income attributable to Petrobras' shareholders	7,693	9,214	7,629	9,066
Weighted average of the number of common and preferred shares outstanding (No. of Shares)	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share ( R$ per share)	0.59	0.71	0.58	0.69

21               Sales revenues

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012

Gross sales	88,481	81,463
Sales taxes	(15,946)	(15,329)
Sales revenues	72,535	66,134

22               Other operating expenses, net

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012
(Losses) / Gains on legal and administrative proceedings	(522)	(364)
Pension and medical benefits	(497)	(508)
Unscheduled stoppages and pre-operating expenses	(305)	(341)
Institutional relations and cultural projects	(301)	(356)
Inventory write-down to net realizable value (market value)	(147)	(142)
Expenditures on health, safety and environment	(140)	(119)
(Expenditures) reimbursements from operations in E&P partnerships	84	7
Government grants	44	68
Impairment	-	(1)
Others	(280)	(487)
	(2,064)	(2,243)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

23               Expenses by nature

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012

Raw material / products for resale	(33,981)	(26,472)
Production taxes	(7,298)	(8,066)
Employee benefits	(6,289)	(5,282)
Depreciation, depletion and amortization	(6,382)	(4,749)
Changes in inventories	2,073	947
Freight, rent, third-party services, and other related costs	(8,564)	(8,725)
Exploration expenditures written off (Includes dry wells and signature bonuses written off)	(607)	(545)
Taxes expenses	(223)	(148)
Losses / Gains on legal and administrative proceedings	(522)	(364)
Institutional relations and cultural projects	(301)	(356)
Unscheduled stoppages and pre-operating expenses	(305)	(341)
Expenditures on health, safety and environment	(140)	(119)
Inventory written-down to net realizable value (market value)	(147)	(142)
Impairment	-	(1)
	(62,686)	(54,363)

Cost of sales	(53,679)	(45,890)
Selling expenses	(2,294)	(2,353)
General and administrative expenses	(2,471)	(2,200)
Exploration costs	(1,282)	(1,011)
Research and technological development expenses	(673)	(518)
Other taxes	(223)	(148)
Other operating expenses, net	(2,064)	(2,243)
	(62,686)	(54,363)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

24               Net finance income (expense)

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012

Foreign exchange and inflation indexation charges on net debt (*)	1,770	202
Expenses on debt	(2,531)	(2,271)
Income from investments and marketable securities	493	926
Financial result on net debt	(268)	(1,143)

Capitalized borrowing costs	1,670	1,748
Gains (losses) on derivatives	(69)	(197)
Income from marketable securities	108	162
Other financial expenses and income, net	102	(37)
Other foreign exchange and indexation charges, net	(153)	(68)
Financial income (expenses), net	1,390	465

Financial income (expenses), net (**)
Income	972	1,196
Expenses	(1,199)	(865)
Foreign exchange and inflation indexation charges, net	1,617	134
	1,390	465

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.
(**) Pursuant to item 3.06 of the income statement.

25               Supplementary information on the statement of cash flows

	Consolidated
	Jan-Mar/2013	Jan-Mar/2012
Amounts paid and received during the period
Income tax and social contribution paid	564	246
Withholding income tax paid for third-party	798	1,574

Non-cash Transactions (Investing and financing)
Purchase of property, plant and equipment on credit	2	-
Amounts related to the recognition of a provision for decommissioning costs	-	12

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

26     Segment information

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	13,138	42,907	8,071	269	7,685	7,891	50,625	(13,693)	116,893
Non-current assets	303,156	150,982	51,341	2,385	10,202	31,321	29,989	(956)	578,420
Long-term receivables	10,720	9,491	3,632	33	3,690	4,961	22,182	(956)	53,753
Investments	159	5,838	1,818	1,839	13	1,797	292	-	11,756
Property, plant and equipment	216,188	135,334	45,101	513	5,776	22,251	6,711	-	431,874
Intangible assets	76,089	319	790	-	723	2,312	804	-	81,037

As of March 31, 2013	316,294	193,889	59,412	2,654	17,887	39,212	80,614	(14,649)	695,313

Consolidated assets by Business Area - 12.31.2012

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	30,141	(751)	565,761
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	22,400	(751)	53,361
Investments	164	5,920	2,371	1,757	31	1,915	319	-	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	-	418,716
Intangible assets	76,129	315	785	-	724	2,382	872	-	81,207

As of December 31, 2012	310,199	186,895	58,145	2,550	16,615	38,284	86,097	(14,922)	683,863

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

Consolidated Statement of Income per Business Area – 2013

	Jan-Mar/2013
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	34,692	56,839	8,149	221	21,346	8,679	-	(57,391)	72,535
Intersegments	34,232	19,956	707	212	583	1,701	-	(57,391)	-
Third parties	460	36,883	7,442	9	20,763	6,978	-	-	72,535
Cost of sales	(17,429)	(61,473)	(6,482)	(241)	(19,104)	(6,933)	-	57,983	(53,679)
Gross profit	17,263	(4,634)	1,667	(20)	2,242	1,746	-	592	18,856
Expenses	(2,179)	(1,903)	(484)	(47)	(1,159)	(558)	(2,778)	101	(9,007)
Selling, general and administrative expenses	(230)	(1,429)	(431)	(31)	(1,193)	(420)	(1,128)	97	(4,765)
Exploration costs	(1,238)	-	-	-	-	(44)	-	-	(1,282)
Research and development expenses	(370)	(101)	(38)	(12)	(1)	(2)	(149)	-	(673)
Other taxes	(23)	(44)	(30)	(1)	(16)	(75)	(34)	-	(223)
Other operating expenses, net	(318)	(329)	15	(3)	51	(17)	(1,467)	4	(2,064)
Net income before financial results, profit sharing and income taxes	15,084	(6,537)	1,183	(67)	1,083	1,188	(2,778)	693	9,849
Financial income (expenses), net	-	-	-	-	-	-	1,390	-	1,390
Share of profit of equity-accounted investments	(2)	58	123	(4)	1	(16)	(4)	-	156
Net income before income taxes	15,082	(6,479)	1,306	(71)	1,084	1,172	(1,392)	693	11,395
Income tax and social contribution	(5,129)	2,223	(402)	23	(368)	(399)	728	(236)	(3,560)
Net income (loss)	9,953	(4,256)	904	(48)	716	773	(664)	457	7,835
Net income attributable to:
Shareholders of Petrobras	9,958	(4,256)	878	(48)	716	732	(744)	457	7,693
Non-controlling interests	(5)	-	26	-	-	41	80	-	142
	9,953	(4,256)	904	(48)	716	773	(664)	457	7,835

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

Consolidated Statement of Income per Business Area – 2012

	Jan-Mar/2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	36,237	55,027	4,420	184	18,274	8,363	-	(56,371)	66,134
Intersegments	36,199	17,127	584	151	371	1,939	-	(56,371)	-
Third parties	38	37,900	3,836	33	17,903	6,424	-	-	66,134
Cost of sales	(15,535)	(59,957)	(2,913)	(186)	(16,731)	(6,408)	-	55,840	(45,890)
Gross profit	20,702	(4,930)	1,507	(2)	1,543	1,955	-	(531)	20,244
Income (expenses)	(1,856)	(2,171)	(518)	(49)	(991)	(508)	(2,445)	65	(8,473)
Selling, general and administrative expenses	(235)	(1,527)	(411)	(30)	(1,000)	(404)	(1,011)	65	(4,553)
Exploration costs	(920)	-	-	-	-	(91)	-	-	(1,011)
Research and development expenses	(263)	(93)	(7)	(13)	(2)	-	(140)	-	(518)
Other taxes	(23)	(25)	-	(1)	(13)	(38)	(48)	-	(148)
Other operating expenses, net	(415)	(526)	(100)	(5)	24	25	(1,246)	-	(2,243)
Net income before financial results, profit sharing and income taxes	18,846	(7,101)	989	(51)	552	1,447	(2,445)	(466)	11,771
Financial income (expenses), net	-	-	-	-	-	-	465	-	465
Share of profit of equity-accounted investments	1	88	82	(11)	-	(13)	(11)	-	136
Net income before income taxes	18,847	(7,013)	1,071	(62)	552	1,434	(1,991)	(466)	12,372
Income tax and social contribution	(6,407)	2,414	(336)	18	(188)	(416)	1,813	158	(2,944)
Net income (loss)	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428
Net income attributable to:
Shareholders of Petrobras	12,444	(4,599)	707	(44)	364	990	(340)	(308)	9,214
Non-controlling interests	(4)	-	28	-	-	28	162	-	214
	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

Consolidated Statement per International Business Area

	Jan-Mar/2013
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	2,670	4,292	286	2,502	-	(1,071)	8,679
Intersegments	1,557	1,195	17	3	-	(1,071)	1,701
Third parties	1,113	3,097	269	2,499	-	-	6,978

Income before financial results, profit sharing and income taxes	1,179	89	15	57	(139)	(13)	1,188

Net income attributable to shareholders of Petrobras	815	70	15	51	(206)	(13)	732

	Jan-Mar/2012
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	2,617	4,168	249	2,301	-	(972)	8,363
Intersegments	1,905	988	16	2	-	(972)	1,939
Third parties	712	3,180	233	2,299	-	-	6,424

Income before financial results, profit sharing and income taxes	1,370	66	39	61	(83)	(6)	1,447

Net income attributable to shareholders of Petrobras	966	68	17	56	(111)	(6)	990

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Total assets

As of 03.31.2013	31,291	5,532	1,398	2,265	3,162	(4,436)	39,212

As of 12.31.2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

27          Provisions for legal proceedings, contingent liabilities and contingent assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor and environmental issues, arising from the normal course of its operations. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best estimates.

27.1 Provisions for legal proceedings

The Company recognizes provisions in an amount sufficient to cover the losses considered as probable and that could be reasonably estimated. The main proceedings are related to withholding of income taxes for securities issued outside Brazil, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; as well as compensation for fishermen affected by the oil spill occurred in Rio de Janeiro in January 2000.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated
Non-current liabilities	03.31.2013	12.31.2012
Labor claims	920	687
Tax claims	794	696
Civil claims	1,164	1,050
Environmental claims	126	128
Other claims	23	24
	3,027	2,585

	Consolidated
	03.31.2013	12.31.2012
Opening balance	2,585	2,041
Addition of provision	490	1,256
Amounts used during the year (payment)	(80)	(859)
Accretion expense	40	199
Others	(8)	(52)
Closing balance	3,027	2,585

27.2            Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current asset	03.31.2013	12.31.2012
Labor	1,851	1,775
Tax	2,475	2,283
Civil	1,207	1,302
Environmental	145	142
Others	7	8
Total	5,685	5,510

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

27.3              Consolidated contingent liabilities for legal proceedings (not provided for)

Consolidated
Nature	Estimate

Tax	53,480
Civil - General	4,324
Labor	4,047
Civil - Environmental	1,384
Others	23
63,258

A brief description of the nature of the main contingent liabilities (tax and civil) are set out in the tables below:

a)      Tax Proceedings

Description of tax proceedings	Estimate

Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,396
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,483
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level.	1,662
4) Withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	9,182
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,499

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judical injunctions that determined the sale of gas without the gross-up of such tax.

Current situation: Awaiting a hearing of an appeal at the administrative instance.	1,468
7) Non-payment of taxon on financial operations (IOF) on Intercompany loans.
Current situation: Awaiting the hearing of an appeal at the administrative instance.	3,637
8) Withhold income tax (IRRF) over remittances abroad for payment of petroleum imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,867
9) PIS and COFINS - Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,197

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

Description of tax proceedings	Estimate

10) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	3,055
11) Dispute over ICMS tax levy in operations of sale of aviation jet fuel, as Decree 36.454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the company has presented its defense.	1,760

Plaintiff: State Finance Department of São Paulo
12) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted
to judicial dispute, in which the Company has obtained a favorable decision.	4,316

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha,
Vitória and Maragogipe.
13) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with
Complementary Law No. 116/03.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	1,987

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
14) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	904
15) Other tax proceedings	9,067

Total for tax proceedings	53,480

b) Civil Proceedings – General

Description of civil proceedings	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin.
In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.
Current status: This claim involves processes in different administrative and/or judicial stages, in which the
Company is taking legal actions to ensure its rights.	1,807
2) Other civil proceedings	2,517

Total for civil proceedings	4,324

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

27.4              Joint Ventures - Frade field

In November 2011, there was an oil spillage in the Frade field operated by Chevron Brasil, located in the Campos basin. Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda are defending a lawsuit claiming R$ 20 billion in environmental damages by the federal public attorney’s office. Transocean Brasil Ltda. operated the rig at Frade at the time of this spillage.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, following new seabed leaks in the Frade field. In this suit the Federal Public Attorney’s Office claimed a further R$ 20 billion as compensation for damages.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second lawsuit, as the oil was not identified on the surface, the existence of any actual damage to the community is inconceivable.

Although the Company is not being sued, due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the incidents that occurred in the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs of the damages.

27.5              Contingent assets

27.5.1     Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision in                related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

 On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

In 2012 the Company intensified actions taken, in an attempt to settle this lawsuit. The amount of damages pleaded is approximately US$ 245 million.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

28               Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of R$ 6,151, of which R$ 5,371 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, for R$3,191 and bank guarantees in the amount of R$ 2,180.

29               Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products, foreign exchange risk and interest rate risk), credit risk and liquidity risk.

29.1 Risk management

The objective of the overall risk management policy of the Company is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

Risk management is carried out by a Financial Integration Committee set up by the Executive Board to evaluate and establish guidelines for measuring, monitoring, and managing the risks periodically and to support the Board decisions. This Committee is always composed of the executive managers of the finance department. Executive managers of different business areas are convened to discuss specific matters.

29.2            Market risk

29.2.1  Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad, are: operating Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

a)      Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Consolidated
	Notional value
	(in thousands of bbl)*		Fair value **		Maturity
Statement of Financial Position	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Futures contracts	(6,383)	(3,380)	3	(36)	2013/2014
Purchase commitments	41,691	16,500
Sale commitments	(48,074)	(19,880)

Options contracts	352	(2,050)	(2)	(3)	2013
Call	(359)	(1,080)	(2)	(2)
Long position	1,175	3,204
Short position	(1,534)	(4,284)

Put	711	(970)	-	(1)
Long position	1,822	2,029
Short position	(1,111)	(2,999)

Total recognized in other current assets and liabilities			1	(39)

* Negative notional values (in bbl) represent short positions.

** Negative fair values were recognized as liabilities and positive fair values as assets.

	Consolidated
Financial income	Jan-Mar/2013	Jan-Mar/2012
Gain / (Loss) recognized in profit or loss for the period	(16)	(199)

	Consolidated
Garantees given as collateral	03.31.2013	12.31.2012
Generally consist of deposits	152	211

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

b)                  Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at March 31, 2013. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to March 31, 2013.

		Consolidated
		Probable at	Possible	Remote
Oil and Oil Products		03.31.2013	(Δ of 25%)	(Δ of 50%)
Brent	Derivative (Brent prices increase)	(7)	(494)	(981)
	Inventories (Brent prices decrease)	14	503	991
		7	9	10

Diesel	Derivative (Diesel prices decrease)	7	(13)	(34)
	Inventories (Diesel prices increase)	(13)	9	31
		(6)	(4)	(3)

Freight	Derivative (Freight costs decrease)	-	(3)	(5)
	Inventories (Freight costs increase)	2	4	6
		2	1	1

Gasoline	Derivative (Gasoline prices increase)	(7)	(22)	(36)
	Inventories (Gasoline prices decrease)	1	14	28
		(6)	(8)	(8)

Naphtha	Derivative (Naphtha prices increase)	(1)	(14)	(27)
	Inventories (Naphtha prices decrease)	2	15	29
		1	1	2

Fuel Oil	Derivative (Fuel Oil prices increase)	(1)	(93)	(185)
	Inventories (Fuel Oil prices decrease)	-	93	185
		(1)	-	-

WTI	Derivative (WTI prices decrease)	10	(109)	(230)
	Inventories (WTI prices increase)	(15)	106	227
		(5)	(3)	(3)

Ethanol	Derivative (Ethanol prices decrease)	-	(2)	(5)
	Inventories (Ethanol prices increase)	-	3	5
		-	1	-

Propane	Derivative (Propane prices increase)	2	(9)	(21)
	Inventories (Propane prices decrease)	(2)	9	21
		-	-	-

c)            Embedded derivatives - Sale of ethanol

On March 8, 2013 the Company entered into an agreement to amend the ethanol sale contract, materially changing prices and quantities. The selling price of each future ethanol shipment will be based on the price of ethanol in the Brazilian Market (ESALQ) plus a spread. Therefore the amended agreement has no longer a derivative instrument measured as an embedded derivative.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

	Notional value (in thousand of m3)	Fair value		Sensitivity analysis at 03.31.2013
					Probable	Possible	Remote
Forward contracts		03.31.2013	12.31.2012	Risk	03.31.2013	(Δ of 25%)	(Δ of 50%)
Long position (Maturity in 2015)	-	-	74	Fall in Naphtha vs. Ethanol spread	-	-	-

Financial income	Jan-Mar/2013	Jan-Mar/2012
Gain / (Loss) recognized in profit or loss for the period	(73)	-

The Company determined the fair value of this contract based on market practices, which consider the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market prices for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

29.2.2    Foreign exchange risk management

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company can use a natural hedge by choosing in which currency to hold cash, such as Brazilian Real, US dollar or another currency.

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)   Main transactions and future commitments hedged by foreign exchange derivatives

Swap Contracts

Yen vs. Dollar

The Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in accumulated other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

b) Notional value, fair value and guarantees

	Consolidated
	Notional value (in millions)		Fair value

Statement of Financial Position	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Cross Currency Swap (Maturity in 2016)			95	156
Asset position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	799	887
Liability position (US$) - 5.69% p.a.	USD 298	USD 298	(704)	(731)

Sale of forward dollar	USD 1,724	USD 1,077	(34)	1

Total recorded in other current assets and liabilities			61	157

Financial result and shareholders' equity	Jan-Mar/2013	Jan-Mar/2012
Gain / (Loss) recognized in profit or loss for the period	20	2
Gain / (Loss) recognized in shareholders' equity	(2)	(18)

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

			Consolidado
	Exposición en		Escenarios:
Instrumentos Financieros	31.03.2013	Riesgo	Probable 31.03.2013	Posible (Δ de 25%)	Remoto (Δ de 50%)

Instrumentos financieros activos	10,431	Dólar	(71)	2,608	5,215
Instrumentos financieros pasivos	(91,794)		629	(22,948)	(45,897)
Derivado Forward (vendido)	(3,472)		24	(868)	(1,736)
	(84,835)		582	(21,208)	(42,418)

Instrumentos financieros activos	-	Yen	-	-	-
Instrumentos financieros pasivos	(2,194)		23	(549)	(1,097)
Derivado - Cross Currency Swap	750		(8)	266	799
	(1,444)		15	(283)	(298)

Instrumentos financieros activos	6,411		100	1,603	3,206
Instrumentos financieros pasivos	(16,389)	Euro	(256)	(4,097)	(8,195)
	(9,978)		(156)	(2,494)	(4,989)

Instrumentos financieros activos	1,590		(11)	397	795
Instrumentos financieros pasivos	(5,003)	Libra	33	(1,251)	(2,501)
	(3,413)		22	(854)	(1,706)

Instrumentos financieros activos	616		(29)	154	308
Instrumentos financieros pasivos	(2,357)	Peso	110	(589)	(1,179)
	(1,741)		81	(435)	(871)
	(101,411)		544	(25,274)	(50,282)

(*)The probable scenario was computed based on the following changes for June, 30, 2013: Real x Dollar – a 0.69% appreciation of the Real relative to the Dollar / Yen x Dollar – a 1.06 % depreciation of the Yen / Peso x Dollar: a 4.88 % depreciation of the Peso/ Euro x Dollar x Euro: a 1.56 % appreciation of the Euro / Pound Sterling x Dollar: a 0.66 % depreciation of the Pound Sterling. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

Net foreign exchange exposure is not considered significant in the long term, as the impact of foreign exchange depreciation / appreciation in the cash flows does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

29.2.3 Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

a) Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap ( Libor USD) vs. Fixed rate (USD)

The Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b) Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Consolidated
	Notional value (in millions)		Fair value

Statement of Financial Position	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Swaps (maturity in 2020)
Short position	USD 450	USD 460	(71)	(85)

Swaps (maturity in 2015)			(2)	(2)
Long position – Euribor	EUR 13	EUR 15	-	1
Short position – 4.19% Fixed rate	EUR 13	EUR 15	(2)	(3)

Total recognized in other assets and liabilities			(73)	(87)

Financial result and shareholders' equity			Jan-Mar/2013	Jan-Mar/2012
Gain / (Loss) recognized in profit or loss for the period			-	-
Gain / (Loss) recognized in shareholders' equity			14	(9)

Consolidated
Scenarios:
			Possible	Remote
Interest rate derivatives	Risk	Probable (*)	(Δ of 25%)	(Δ of 50%)
Hedge (Derivative - Swap)	Libor decrease	(4)	(8)	(13)
Debt	Libor increase	4	8	13
Net efect		-	-	-

Hedge (Derivative - Swap)	Euribor decrease	-	-	-
Debt	Euribor increase	-	-	-
Net efect		-	-	-

*The probable scenario was computed based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

29.3              Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

29.4     Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthen, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity	Consolidated
2013	18,677
2014	17,776
2015	23,794
2016	36,841
2017	26,162
2018	39,926
2019 and thereafter	112,514
At March 31, 2013	275,690
At December 31, 2012	278,056

29.5 Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at March 31, 2013 are set out below:

Contract	Quantity	Notional value	Fair value	Maturity

Future Interbank Deposit			4	2013 to 2016
Long position	64,391	5,927	(2)
Short position	(81,826)	(7,332)	6

Future dollar			-	2013
Long position	290	29	-
Short position	(523)	(53)	-

Swap			(6)	2013 to 2014
Long position	-	855	-
Short position	-	(855)	(6)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

30               Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At March 31, 2013, the estimated fair value for the Company’s long term debt was R$ 188,413 and was computed based on the prevailing market rates for operations that  have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of R$ 182,192.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

	Fair value measured based on
	Prices quoted on active market (Level I)	Valuation technique supported by observable prices (Level II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded

Assets
Marketable securities	19,672	-	-	19,672
Commodity derivatives	1	-	-	1
Foreign currency derivatives	-	61	-	61
Balance at March 31, 2013	19,673	61	-	19,734
Balance at December 31, 2012	21,381	156	74	21,611

Liabilities
Commodity derivatives	-	-	-	-
Interest derivatives	-	(73)	-	(73)
Derivatives (Financial investments)	(2)	-	-	(2)
Balance at March 31, 2013	(2)	(73)	-	(75)
Balance at December 31, 2012	(126)	-	-	(126)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

31               Subsequent Events

Funding

a)      Abroad

Company	Date	Financial Institution	Contract currency (million)	Maturity	Description
PGF BV	Apr/13	Deutsche Bank	€ 100	2030	Bonds with fixed coupon rate.
PGF BV	Apr/13	Deutsche Bank	€ 250	2038	Bonds with fixed coupon rate.
PGT BV	Apr/13	Itaú	U$$ 1,000	2019	Financing indexed to floating interest rates.
PGT BV	Apr/13	Bank Tokyo Mitsubishi	U$$ 500	2019	Financing indexed to floating interest rates.
PIB BV	Apr/13	HSBC	U$$ 501	2023	Facility Agency: HSBC Bank USA indexed to floating interest rates.

b)      In Brazil

Company	Date	Financial Institution	Contract currency (million)	Maturity	Description
Petrobras	Apr/13	Caixa Economica Federal S.A.	R$ 3,000	2021	Financing agreement - Export credit notes indexed to Brazilian interbank deposit certificate interest rates (CDI).
Petrobras	Apr/13	Bank Tokyo Mitsubishi and JBIC	R$ 253	2025	Use of the balance of the line of credit hired with JBIC and BTMU, as set out on note 14.6. Indexed to floating interest rates and guaranteed by JBIC.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

  (In millions of reais, except when indicate otherwise)

Number of explanatory notes
Annual for 2012	Quarterly information for 1T-2013	Names of explanatory notes
1	1	The Company and its operations
2	2	Basis of preparation of the financial statements
3	3	Basis of consolidation
4	4	Summary of significant accounting policies
5	5	Cash and cash equivalents
6	6	Marketable securities
7	7	Trade receivables
8	8	Inventories
10	9	Investments
11	10	Property, plant and equipment
12	11	Intangible assets
13	12	Exploration for and evaluation of oil and gas reserves
14	13	Trade payables
15	14	Finance debt
16	15	Leases
17	16	Related parties
18	17	Provision for decommissioning costs
19	18	Taxes
20	19	Employe benefits (Post-employment)
22	20	Shareholders' equity
23	21	Sales revenues
24	22	Other operating expenses, net
25	23	Expenses by nature
26	24	Net finance income (expense)
*	25	Supplementary information on the statement of cash flows
*	26	Segment reporting
27	27	Provisions for legal proceedings, contingent liabilities and contingent assets
29	28	Guarantees for concession agreements for petroleum exploration
30	29	Risk management and derivative instruments
31	30	Fair value of financial assets and liabilities
33	31	Subsequent events

(*) Information included in the finincial statements for 2012.

The notes to the financial statements in the annual report for 2012 which were deleted in the Interim Financial Statements for 1Q-2013, due to the fact that they do not present material changes and/or are not applicable to the interim information are:

	Number of explanatory notes	Names of explanatory notes
	9	Mergers, split-offs and other information about investments
	21	Profit sharing
	28	Commitments for purchase of natural gas
	32	Insurance

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2013, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended March 31, 2013. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Emphasis

Restatement of corresponding figures

As mentioned in Note 2.2, the individual and consolidated balance sheets for the year ended December 31, 2012, presented for comparative purposes, were adjusted and are being restated following the adoption of the new accounting requirements of CPC 33 (R1) - Employee Benefits and IAS 19 (revised) - Employee Benefits and as required by CPC 23 - Accounting Policies, changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial accounting. Our opinion has not been qualified as a result of this matter.

ITR - Quarterly Information - 03/31/2013 – Petróleo Brasileiro S.A. - Petrobras

Prior period financial statements audited by another audit firm

The Quarterly Information mentioned in the first paragraph includes accounting information presented in the individual and consolidated balance sheet as of December 31, 2011 which were obtained from previously issued financial statements originally prepared prior to the adjustments described in Note 2.2., which were made as a result of the adoption of CPC 33 (R1) - Employee Benefits and IAS 19 (revised) - Employee Benefits. The examination of the financial statements for the year ended December 31, 2011, as originally prepared, was conducted by another independent firm who issued an unqualified audit report dated February 9, 2012.  As part of our review of the financial information for the quarter ended March 31, 2013, we reviewed the adjustments made in the balance sheet at December 31, 2011, as presented in the opening balance for January 1, 2012.  Based on this review, nothing came to our attention that such adjustments are not appropriate or were not properly recorded in all material respects. We were not engaged to audit, review or apply any other procedures on the balance sheet as of December 31, 2011 and, therefore, express no opinion or any form of assurance on these prior year financial statements.

Rio de Janeiro, April 26, 2013

PricewaterhouseCoopers                                                                      Marcos Donizete Panassol

Auditores Independentes                                                                    Contador CRC 1SP155975/O-8 "S" RJ

CRC 2SP000160/O-5 "F" RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.